Form 10-K, Exhibit 13
period 1993-12-31
MARTIN MARIETTA CORP /MD/
filed 1994-02-28
CIK 897599

[LOGO OF MARTIN MARIETTA APPEARS HERE]

MARTIN MARIETTA CORPORATION  1993 ANNUAL REPORT



[ART APPEARS HERE]

Principal Elements
================================================================================
Martin Marietta Electronics Group
Bethesda, MD
Thomas A. Corcoran, President


Martin Marietta Aero & Naval Systems
Balitmore, MD
Dr. William F. Ballhaus, President

Martin Marietta Armament Systems
Burlington, VT
Kenneth J. Leenstra, General Manager

Martin Marietta
Communications Systems
Camden, NJ
Gregory B. Roberts, Vice President

Martin Marietta Control Systems
Binghamton, NY
James D. Scanlon, General Manager

Martin Marietta Defense Systems
Pittsfield, MA
Stephen Pavlosky, President

Martin Marietta Electronics & Missiles
Orlando, FL
Joseph D. Antinucci, President

Martin Marietta
Government Electronic Systems
Moorestown, NJ
Joseph T. Threston, Vice President

Martin Marietta
Ocean, Radar & Sensor Systems
Syracuse, NY
Dr. Alexander L. Horvath, President

================================================================================
Martin Marietta Information Group
Bethesda, MD
Peter A. Bracken, President

Martin Marietta Automation Systems
Daytona Beach, FL
John Hallal, General Manager

Martin Marietta Information Systems
Bethesda, Md
Gary P. Mann,
Vice President & General Manager

Martin Marietta
Internal Information Systems
Valley Forge, PA
Joseph R. Cleveland, General Manager

Martin Marietta
Management & Data Systems
Valley Forge, PA
Kenneth R. Swimm, President

================================================================================
Martin Marietta Space Group
Bethesda, MD
Peter B. Teets, President

Martin Marietta Astronautics
Denver, CO
James W. McAnally, President

Martin Marietta Astro Space
East Windsor, NJ
Michael A. Smith, President

Martin Marietta
Manned Space Systems
New Orleans, LA
Thomas C. Wirth, President

================================================================================
Martin Marietta Energy Group
Oak Ridge, TN
Clyde C. Hopkins, President

Martin Marietta Energy Systems
Oak Ridge, TN
Gordon G. Fee, President

Martin Marietta
Specialty Components, Inc.
Largo, FL
Dr. Charles A. Hall, President

Martin Marietta
Utility Services, Inc.
Oak Ridge, TN
Wendell E. Fields, Vice President

================================================================================
Martin Marietta Materials, Inc.
Raleigh, NC
Stephen P. Zelnak, Jr., President

Martin Marietta Aggregates
Raleigh, NC
Stephen P. Zelnak, Jr., President

Martin Marietta
Magnesia Specialties, Inc.
Raleigh, NC
Philip J. Sipling, President

================================================================================
Sandia Corporation
Albuquerque, NM
Dr. Albert Narath, President

================================================================================
Martin Marietta Services Group
Cherry Hill, NJ
Michael F. Camardo, President

KAPL, Inc.
Schenectady, NY
John J. Freeh, President

Martin Marietta Assembly Services
Americus, GA
Donald E. Richardson, Plant Manager

Martin Marietta
EPA National Computer Center
Research Triangle Park, NC
Thomas B. Shafer, Vice President

Martin Marietta Field Services
Littleton, CO
Fred Lyssy, Director

Martin Marietta
Fleet Combat System Service
Arlington, Va
Stanley J. Pryzby, Director

Martin Marietta Range Services
Colorado Springs, CO
Robert B. Alleger, Vice President

Martin Marietta Software Services
Baltimore, MD
Linda R. Renfro, Vice President

Martin Marietta
Space & Aeronautic Services
Landover, MD
David J. Posek, Vice President

Martin Marietta
Technical Support Services
Cherry Hill, NJ
Kenneth S. Morton, Vice President

================================================================================
Martin Marietta Technology
San Diego, CA
Robert J. Whalen, Vice President

Advanced Development Operations
San Diego, CA
Allan H. Wegner, Vice President

Martin Marietta Laboratories
Baltimore, MD
Ronald H. Schack, Vice President

Martin Marietta Corporation designs, manufactures, integrates and operates systems and products in leading edge technologies, including aerospace, electronics, information management and energy, and produces materials for construction and industrial applicatiions.









Cover, clockwise from left:
F-16 equipped with LANTIRN low-
altitude navigation and targeting
system; Inmarsat 3 satelite, artist's
concept; Venus as seen by Magellan
spacecraft; AEGIS-cruiser USS
Antietam launching missile from
Vertical Launching System; aggregate
detail; spatial light modulator
research; fingerprint identification
detail; atomic energy symbol; (center)
ground antenna for Tracking and
Data Relay Satellite System.

MARTIN MARIETTA CORPORATION   1993 ANNUAL REPORT





                      CONTENTS

                      Financial Highlights 2
                      Letter to Shareowners 3
                      Operations Review 6
                        Space Group
                        Electronics Group
                        Energy Group
                        Information Group
                        Materials Group
                        Services Group
                        Sandia National Laboratories
                        Technology Operations

                      Financial Report 39
                      Directors and Officers 64
                      Stockholder Information 66
                      Principal Elements 67




FINANCIAL HIGHLIGHTS


   dollars in millions, except per share         1993              1992
   ----------------------------------------------------------------------

   Sales                                      $9,435.7          $5,945.3
   Earnings before cumulative effect
    of accounting changes                       $450.3            $345.4
   Net Earnings                                  $20.9            $345.4
   Earnings Per Share before accounting
    changes, assuming full dilution               $3.80             $3.60
   Return (before accounting
    changes) on average equity                      19%                18%
   Cash dividends per common share                 $.87              $.795*
   Debt-to-capitalization ratio                     39%                20%
   Common shares outstanding
    at year-end                              95,697,411          94,458,146*
   Number of stockholders                        32,766              33,772

   *Adjusted to reflect the 2-for-1 stock split in September 1993
   ----------------------------------------------------------------------




                            [GRAPH APPEARS HERE]

The year 1993 was momentous for Martin Marietta Corporation. As a result of combining with GE Aerospace, the Corporation doubled in size, thereby producing record sales which, along with a strong balance sheet, have positioned Martin Marietta for continued success in a difficult defense environment and for growth in commercial, civil government and international markets.

  Sales of $9.4 billion fueled earnings of $450 million, or fully diluted earnings per share of $3.80, before the after-tax charge of $429 million for the cumulative effect of changes in accounting for post-retirement and post-employment benefits. The impact of these required accounting changes resulted in net earnings of $21 million. Debt-to-capitalization, which increased to 44% as a consequence of our consolidation with GE Aerospace, has been reduced to 39%, even after allowing for the accounting changes.

Backlog of firm orders reached an all-time high of $16.7 billion, not including $3.7 billion in yet-unexercised contract options and approximately $12 billion in equivalent sales under Department of Energy contracts. The Corporation's financial health, including cash flow, remains sound and bodes well for possible future acquisitions, investment in existing businesses, debt reduction and other opportunities for increasing stockholder value.

  1993 also marked the third year of the Corporation's "Peace Dividend" strategy, designed to meet the challenges of today's aerospace and defense markets and position Martin Marietta for the next century. This long-term approach to Martin Marietta's diversified, high-technology businesses calls for:

  . growing our share of the defense market through cost competitiveness, technology advances and by exploitation of opportunities for acquisition and consolidation;

  . continued expansion into closely related civil government and commercial markets, especially in the areas of information systems and technical services; and

  . enhancing share value by maintaining a strong balance sheet and pursuing avenues that promise good return and further reward for the Corporation's stockholders.

  The combination with GE Aerospace in April 1993 made Martin Marietta the world's largest aerospace/electronics company and was a watershed event in the history of the Corporation. That transaction was followed eight months later by an agreement, now pending government approval, to purchase General Dynamics' Space Systems Division, producer of the Atlas space launch vehicle and the high-energy Centaur upper stage booster.

  This acquisition, expected to be completed in the first half of 1994, will position Martin Marietta to produce space launch vehicles in the intermediate-size payload range, complementing the Corporation's long-established position in the large payload market with the Titan family of heavy-lift vehicles.

  Combining certain aspects of the Titan and Atlas programs also presents opportunities for cost savings that are expected to benefit the national space and defense programs.

  We will continue to seek acquisition opportunities that further position Martin Marietta for the future in its core markets. As in the past, however, our interest will focus on acquisitions that promise a strategic fit with Martin Marietta, enhance growth, are appropriately priced and assure long-term value to the Corporation's stockholders.

  In a notable expansion of the Corporation's commercial aerospace business,

GE Aircraft Engines signed an agreement late in the year naming Martin Marietta the sole-source supplier of thrust reversers for GE's CF6 family of jet engines. This agreement will more than double the Corporation's annual thrust reverser sales, making Martin Marietta one of the world's leading suppliers in this billion-dollar annual market.

  These strategic moves, as well as strong sales and backlog of orders, have underpinned the 33% total return enjoyed by holders of Martin Marietta common stock during the year. Since the day prior to our announcement of the GE Aerospace transaction in late November 1992 to year-end 1993, total return to stockholders exceeded 54%. During the year, the Corporation's annual common stock dividend paid was increased for the 21st time since 1961.

  In another move to enhance the value of the Corporation's stock, Martin Marietta Materials Group was incorporated as a wholly owned subsidiary of the Corporation and a registration statement was filed with the Securities and Exchange Commission for an offering of its common stock. Martin Marietta Materials is one of the nation's largest producers of crushed stone, sand and gravel for construction markets as well as a major supplier of magnesia-based products, and this offering should allow the subsidiary to achieve a market value comparable to its standing in its industry. Martin Marietta Corporation will retain slightly more than 80% of the new company's outstanding stock.

  The major management challenge of 1993 was Martin Marietta's organizational consolidation with GE Aerospace, which has proven to be remarkably successful, primarily due to the exemplary teamwork of all our employees. Within a month after the transaction closed, operating units from the two organizations were consolidated into fully integrated, market-related groups. Management talent from both organizations was chosen for key positions in the new organization.

  The ongoing consolidation activities are guided by two simple formulas describing what we believe to be the essential arithmetic for merging two organizations: with regard to cost, 1+1= 1-1/2; with regard to market synergy, 1+1=3.

  Facilities consolidations, announced in September 1993 and proceeding on schedule toward implementation, will reduce capacity by approximately five million square feet. The restructuring, together with other consolidation activities, is expected to save the Corporation more than $1.5 billion in net operating costs over the next five years alone.

  With the GE Aerospace combination, we have created a new corporation with extraordinary technological breadth, capable of winning business neither organization might have considered alone. For example, the Services Group's competitive cost structure was combined with Aero & Naval Systems' technical experience to win the contract to continue maintenance of sonar arrays for the Navy. The elements of our corporation already are sharing personnel, technical information, capabilities and equipment for existing programs and developing markets for new business. Expanded buying power is being exploited with pooled purchasing agreements, and products are being adapted for new markets.

  Fully one-third of the new company's sales is in civil government and commercial sectors. Of this, work for international customers now accounts for approximately 13% of sales. The addition of GE Aerospace also resulted in Information Systems and Services Groups reaching the critical mass necessary to compete effectively in growing global markets.

  Aerospace and defense remain significant markets for Martin Marietta. We are determined to expand our share of this business, as witnessed by our 1993 business contract activity. Although 1994 is expected to be another challenging year for these markets, with defense share of this business, as witnessed by our 1993 business contract activity. Although 1994 is expected to be another challenging year for these markets, with defense programs still being cut and the civil space program basically flat, we believe, as we have for nearly a decade, that the Department of Defense budget will reach its low point by about 1997.

  The Energy Group for some years has managed Department of Energy facilities in Tennessee, Florida, Kentucky and Ohio. With the end of the Cold War, these operations have assumed new responsibilities for transfering technology into the private sector and for aggressively marketing nuclear fuel for utilities throughout the world. Martin Marietta continues to seek opportunities for growth in this core business, and in 1993 the Corporation was awarded a contract to manage the Department of Energy's Sandia National Laboratories, headquartered in Albuquerque, New Mexico. Also, as part of the combination with GE Aerospace, Martin Marietta assumed responsibility for managing Knolls Atomic Power Laboratory near Schenectady, New York, for the Navy and the Department of Energy.

  Martin Marietta's performance in development, production and support of major defense, space and civil government programs as well as commercial projects is reported in the Operations Review that follows. However, the year was not without its disappointments. The Corporation's long and proud history of Mission Success was interrupted by the failure of several important space missions.

  In response, the Corporation convened an independent review team comprising Martin Marietta senior engineers and outside experts to focus on Mission Success processes and controls. The team delivered its report in December, and its recommendations are being implemented. Since mid-October, the company has recorded seven consecutive successful space missions: the first Titan IV/Centaur launch, which placed the Milstar communications satellite into orbit; the fifth Titan II launch, which successfully deployed the Deep Space Program Science Experiment spacecraft; a Defense Satellite Communications Systems spacecraft; the Telstar 401 spacecraft; and three space shuttle launches, which are fueled by the Martin Marietta-built external tank.

  Martin Marietta Corporation continues its dedication to Mission Success and to ethical conduct in all its businesses. We are enormously grateful to the more than 92,000 Martin Marietta employees who practice these core values in their day-to-day activities. These have been extraordinarily difficult times for them. They have endured enormous change in their working lives and great uncertainty in the marketplace, yet they have stayed the course with dedication and determination.

  We are also grateful for the wise counsel of Martin Marietta's Board of Directors, an exceptional group of individuals whose guidance and leadership have been essential in the successful execution of our corporate strategy.

Respectfully,

/s/ Norman R. Augustine

Norman R. Augustine
Chairman and Chief Executive Officer


/s/ A. Thomas Young

A. Thomas Young
President and Chief Operating Officer

February 8, 1994

                           (Picture Appears Here)

Martin Marietta Space Group is an industry leader in domestic and international space programs, producing the Titan family of space launch vehicles, the external tank for the Space Shuttle and satellites and spacecraft systems for military, civil government and commercial customers. The Group provides spacecraft payload integration services and ground-based support for space systems. Headquartered in Bethesda, Maryland, operating units and launch facilities are located in Colorado, Louisiana, New Jersey, Florida, California and Pennsylvania.

  With the combination of the Martin Marietta and GE Aerospace businesses, the Corporation is capable of providing a full range of launch vehicle and satellite manufacturing and operations for commercial and government customers. Consolidations and cost-reduction initiatives within the Group, together with key productivity investments and continued development of next-generation satellite platforms, ideally position the Group within an extremely competitive marketplace.

(Picture of Peter B. Tests
 President Space Group
 Appears Here)

Astronautics

  Titan IV, the largest expendable launch vehicle in the U.S. inventory, achieved a number of major developmental milestones in 1993: The solid rocket motor upgrade, which will provide increased reliability and 25% more lift capability, completed final ground test firings. The new high-energy Centaur upper stage also completed testing, providing Titan IV/Centaur the capability to place twice as much payload in geosyncronous orbit than any other launch vehicle. The first Titan IV/Centaur was launched successfully from Cape Canaveral Air Force Station, Florida, in early February 1994, placing the Milstar communications satellite into orbit.

  The launch was the first Titan IV mission since a Titan IV failure in August 1993 due to a solid rocket motor burn-through. Also in 1993, Astronautics finished production of its 27th Titan IV core vehicle as part of a 41-unit contract.

  Titan II's fifth space mission since 1986 -- the first U.S. flight to the moon in more than two decades -- was launched in early 1994. Its payload, the Deep Space Program Science Experiment spacecraft, also called "Clementine," is a joint program of the Ballistic Missile Defense Organization and the National Aeronautics and Space Administration (NASA). It also will perform a research flyby of the asteroid Geographos.

  In support of the U.S. Air Force, three Peacekeeper ICBMs were test-launched from Vandenberg Air Force Base, California. Four more launches are planned for 1994. Work continued on the Multi-Service Launch System being developed by Martin Marietta to provide the United States a flexible, smaller launch system that can be used for a variety of purposes.

  In September, Martin Marietta Astronautics' Transfer Orbit Stage (TOS) boosted NASA's Advanced Communications Technology Satellite, produced by Martin Marietta Astro Space, into orbit from Space Shuttle Discovery following its launch from Kennedy Space Center, Florida. This was the second mission for the TOS and the first time it has flown on a space shuttle.

  Early in the year, NASA's Jet Propulsion Laboratory awarded Martin Marietta a contract to build the propulsion module subsystem for the Cassini spacecraft mission that will study Saturn, its moon Titan and the rest of the Saturnian system. Scheduled for launch in October 1997 on a Martin Marietta Titan IV/Centaur rocket, Cassini will execute two gravity-assisted flybys of Venus, then one each of Earth and Jupiter before rendezvousing with Saturn in June 2004. The project is under joint development by NASA, the European Space Agency and the Italian Space Agency.

  In October, the Army awarded Martin Marietta Astronautics a contract to develop Block II of the All Source Analysis System. Under the six-year contract, Martin Marietta will act as the integrating contractor for this Department of Defense command and control system that is expected to significantly improve a battlefield commander's intelligence data and asset deployment capabilities.

  Under a contract from the Advanced Research Projects Agency, Martin Marietta continued development of a robotic semiautonomous surrogate vehicle that will navigate over difficult terrain while acquiring and recognizing potential targets.

  Work continued on upgrading the Air Force command complex inside Cheyenne Mountain in Colorado. Under the Granite Sentry program, Martin Marietta is applying state-of-the-art software and associated systems to improve efficiency and reduce operating costs at the joint North American Aerospace Defense Command and United States Space Command facility.

  When complete, the upgraded facility will provide real-time integration and display of missile, space and air defense data, supporting the assessment of air and missile threats to the United States.

  In the area of defense conversion, Martin Marietta is working with Rose Health Care Systems of Denver, Colorado, to investigate the use of photonics for pre-screening mammograms. The technology may enable the identification of tumors invisible to the human eye.

  Martin Marietta also is under contract to the federal Department of Transportation to apply aerospace technologies such as those developed for semiautonomous vehicles to the Intelligent Vehicle Highway System program.

Astro Space

In December, Telstar 401, the first of three advanced communications satellites for AT&T, was launched. Telstar 401 will be used extensively to carry educational programming at reduced costs, with users including the Satellite Educational Resources Consortium, the Public Broadcasting Service's Ready to Learn and Adult Learning Service and the National Technological University. Telstar 401 is the first Series 7000 spacecraft, the newest and largest of Martin Marietta's family of communications satellites. Telstar 402 is planned for launch in 1994, and launch of Telstar 403 is under consideration.

  Series 7000 spacecraft include such advanced technical features as arcjet thrusters that consume less fuel for station-keeping, thereby extending spacecraft life, and variable-output solid-state power amplifiers offering increased mission flexibility.

  INTELSAT, the International Satellite Consortium, ordered three more INTELSAT VIII satellites in 1993, bringing total orders for Series 7000 satellites to 10.

  Two Defense Satellite Communications Systems III spacecraft were launched and deployed successfully in July and late November, continuing a record of communications support to the U.S. Armed Forces uninterrupted since 1982.

  Martin Marietta's color video camera for the Space Shuttle made its first flight during the Hubble repair mission. The Corporation has a contract to deliver 40 cameras and 12 monitors for use on the Shuttle orbiters.

  Launches scheduled for 1994 include two Global Geospace Science satellites for NASA, the BS-3N television direct broadcast satellite for Japan and NOAA-J, the latest in a series of more than 50 civil and military weather satellites that began in 1960 and is expected to continue into the next century. The first of four Inmarsat-3 spacecraft for the International Maritime Satellite Consortium is scheduled for launch in 1995.

  Astro Space's long involvement in building environmental satellites continues with the Mission to Planet Earth EOS-AM, the first in NASA's Earth observing system, due to be launched in 1998.

  Martin Marietta is continuing to develop the A2100 spacecraft, which will serve as a basic platform for the next generation of communications satellites. The A2100 will offer increased capacity at lower weight, fewer parts and reduced time between order and delivery, which means lower cost without sacrificing orbit life. GE1, the first A2100, is due to be launched in 1996 for GE Americom. Astro Space also continues to develop the remote sensing system Landsat 7 for Earth observation.

  The failures of the Mars Observer, NOAA-13 and Landsat 6 spacecraft in 1993 were the subject of analysis by a special Mission Success review team organized by the Corporation. The team's recommendations to strengthen the Mission Success program are being implemented.

Manned Space Systems

Martin Marietta Manned Space Systems celebrated its 20th year as prime contractor on the Space Shuttle External Tank project at NASA's Michoud Assembly Facility in Louisana. Over these years, the Corporation has produced 68 external tanks, including four delivered ahead of schedule in 1993. Current production plans call for an additional 51 tanks through the year 2000.

  The 154-foot external tank is the largest element of the shuttle and has a dual role during the first eight and one-half minutes of each launch. It feeds cryogenic liquid propellants to the three main engines and serves as the structural backbone of the vehicle, absorbing four million pounds of thrust. After main engine cut-off, the tank separates from the shuttle and falls back into the Earth's atmosphere, disintegrating harmlessly over the ocean.

  Among major innovations under study by Manned Space Systems for NASA are a new super-lightweight external tank and, through a Technology Reinvestment Project, the development of hybrid propulsion technology that will use both cast solid fuel and cryogenic liquid oxidizer in a single motor.

                           (Picture Appears Here)

Martin Marietta Electronics Group designs, develops and produces high-performance defense and electronic systems for undersea, shipboard, land-based and airborne applications. Major product lines include advanced-technology missiles; night navigation and targeting systems for aircraft; submarine and surface ship combat systems; airborne, ship- and land-based radar; control systems and thrust reversers for aircraft; ordnance and armament systems; and secure communication systems.

  Largest and most diverse of Martin Marietta's groups, Electronics offers opportunities for significant synergies within our traditional defense marketplace, expansion in foreign markets and potential growth in adjacent commercial markets.

  In 1993, Electronics Group took a number of significant steps to enhance operating efficiency, reduce costs and eliminate capacity in excess of future needs, including a decision to close two regional manufacturing facilities and combine similar product operations from several sites. These actions will eliminate nearly three million square feet of facility space.

Electronics & Missiles

The Hellfire II program transitioned from development to production in May with an Army award to build 3,905 units. Hellfire II, a laser-guided missile, features an improved dual warhead and greater resistance to countermeasures and will be carried by the Army Apache and the Marine Corps Super Cobra helicopters. International interest in Hellfire II for air, surface and naval launch platforms also is growing.

  Javelin, a joint venture with Texas Instruments, Inc., is a man-portable, shoulder-launched, "fire-and-forget" weapon capable of defeating all current and projected armor capabilities; it was awarded funding for an initial production phase of up to 700 units. Work continued on Longbow, an integrated fire control radar and "fire-and-forget" missile for the Apache and Comanche helicopters. Longbow development is a joint venture with Westinghouse Electric Corporation.

  Martin Marietta delivered its 5,000th Patriot missile in 1993. As principal subcontractor to Raytheon Company, Martin Marietta is responsible for missile bodies, electronic subassemblies and launchers. The Corporation will deliver Patriot missiles and launchers to Saudi Arabia, Kuwait and the U.S. Army under an agreement extending production into 1996.

  Martin Marietta delivered 60 TADS/PNVS systems in 1993, for a total of 860 units since the program began. TADS/PNVS is a night navigation and targeting system that enables Apache helicopter pilots to fly at very low altitudes in total darkness and poor weather and locate and attack ground targets at standoff distances. Electronics & Missiles has a firm backlog of 67 TADS/PNVS systems, with additional follow-on orders pending for the Army and a number of international customers.

  A total of 261 LANTIRN low-altitude navigation and targeting systems for U.S. Air Force F-15 and F-16 fighter planes was delivered. Orders for 139 systems were received from Greece, Saudi Arabia and Bahrain.

  In work for the Air Force and Advanced Research Projects Agency, Martin Marietta is developing a combat system to automatically locate, identify and provide attack information on surface-to-surface missiles while they are still on the ground.

  Martin Marietta Ordnance Systems manages the Milan, Tennessee, Army Ammunition Plant, the service's largest facility of its kind. In 1993, the plant produced
12.4 million ordnance items for U.S. military services and government-approved international customers.

(Picture of The Army's Apache
 Helicopter Appears Here)

Control Systems

Martin Marietta Control Systems is the leading supplier of fly-by-wire flight controls and engine controls. It also produces integrated controls that combine flight, engine and weapons functions in a single system.

  Among new awards were two from Saab-Scania AB of Sweden. Martin Marietta is providing an upgraded flight control computer for Saab's JAS 39 Gripen fighter. The computer receives and processes data from the pilot and various sensors and directs movement of the plane's control surfaces. It also provides autopilot, autothrottle and airbrake functions. For the new Saab 2000 airliner, Martin Marietta will provide rudder control and powered elevator control units. Over the next 15 years, it is estimated that 400 Saab 2000s will be built.

  In another international contract, Martin Marietta was selected by the government of India's Aeronautical Development Establishment to supply the Integrated Flight Control System for that nation's Light Combat Aircraft. The system is expected to include a flight control computer, air data sensor, rate and acceleration sensors and actuators.

  For Air Force C-17 Globe-master aircraft, Martin Marietta supplies the Electronic Flight Control System, consisting of 11 separate computing units. And for the F/A-18 aircraft, during 1993 Martin Marietta delivered 57 sets of flight control electronics and won the contract for engineering and development of the flight control computer for the F/A-18E/F. Development continued on flight control electronics for the V-22 tiltrotor aircraft.

  Martin Marietta electronic systems also control GE commercial jet engines. The GE 90, which will power the Boeing 777 jetliner, and the GE F414, destined for the Navy's F/A-18E/F, are operated by the Full Authority Digital Electronic Control, or FADEC, designed and produced by Martin Marietta. FADEC also is in successful service on the Airbus A320, Boeing 747 and 767 and McDonnell Douglas MD-11.

  More than 10 million hours of service with a strong safety record have been achieved by FADEC. Second-generation FADEC IIs are in place on the GE CFM56-5C engines that power the Airbus A340 and the GE CF6-80E1, installed on the Airbus A330, both of which entered service in 1993.

  Moving into related markets, the Corporation received two new contracts from GE Transportation Systems, one to provide the Logic Power Supply for GE's electric locomotives and one for an auxiliary blower system for GE's off-high-way vehicles.

  Commercial opportunities also are being developed in the automotive sector, where Martin Marietta is supplying power-steering systems for electric vehicles being produced by Chrysler Corporation. Other products in development are traction motor controls and auxiliary power converters.

  In response to the need to reduce the use of ozone-depleting chemicals in the electronics industry, Martin Marietta has developed a new, benchtop-size, low-cost cleaning system -- JetClean(R)-- for circuit boards and other small electronic components. Using low-cost alcohol instead of more costly ozone-depleting chemicals, JetClean has been purchased by 46 electronics manufacturers.

Aero & Naval Systems

The first of four Vertical Launching Systems (VLS) capable of firing the Seasparrow anti-air missile was delivered to the Federal Republic of Germany and installed aboard the frigate Brandenburg. Vertical Launching Systems are primary missile batteries for surface ships. The first of 10 additional Seasparrow-capable launchers has been completed and awaits shipment to the Australia-New Zealand (ANZAC) defense alliance. Launch systems also were delivered to Japan for its second Kongo-class AEGIS destroyer, Kirishima. The first two VLS-equipped Canadian Tribal-class destroyers, Algonquin and Iroquois, successfully launched surface-to-air missiles during sea trials this year. Contracts to supply the VLS for an additional five Arleigh Burke- and Spruance-class destroyers and the first of Japan's new DD 2230-class destroyers also were awarded.

  Martin Marietta's technology in thrust reversers, the devices that help slow jet aircraft upon landing, places the company at the fore-front of this $1-billion-a-year global market.

  Under terms of a contract modification, Martin Marietta will be the sole source for thrust reversers for GE's CF6 jet engines, more than doubling sales and extending production into the next century. The contract also expands Martin Marietta's role in spares and product support.

  The Corporation delivered four thrust reversers to Pratt & Whitney for its PW4168 jet engine for Federal Aviation Administration flight certification tests. This engine will power the new Airbus Industrie A330.

  Continuing its leadership position in the development and production of sonar arrays to detect ships and submarines, Martin Marietta received its first production award for 10 TB-29 thin-line towed arrays and eight receivers and associated support equipment, with options for additional equipment that would extend the contract through 1995. The TB-29 is the primary towed sonar array for the Navy's new Seawolf-class attack submarine and will be retrofitted on Los Angeles-class attack submarines and Ohio-class ballistic missile submarines.

  Martin Marietta delivered three Wide Aperture Array advanced tactical sonar systems to the Navy. These listening devices are mounted on the hulls of Los Angeles- and Seawolf-class attack submarines. Martin Marietta also successfully tested the first two Light Weight Planar Arrays, incorporating composite technologies that provide substantial weight savings for future attack submarines.

  Martin Marietta delivered seven tail cones and rudder fairings for Air Force C-17 Globemaster transport aircraft and continued additional work on Navy Trident II D-5 missiles.

Communications Systems

Martin Marietta Communications Systems develops and produces communications systems and support equipment for air, space, land, sea and undersea applications and specializes in high-volume production of secure voice and data communications equipment for government and commercial customers.

  In 1993, Martin Marietta was awarded a follow-on contract for the Improved Remotely Monitored Battlefield Sensor System, a lightweight version of the proven REMBASS, which employs remotely monitored sensors placed along likely approaches to detect and classify human or vehicular intruders, providing tactical intelligence for special operations forces.

  The Corporation has pioneered the development of advanced automated and integrated communications systems for naval platforms. A follow-on contract was awarded for the Integrated Radio Room, the automated external communications suite for the Ohio-class ballistic missile submarine, providing reliable communication with satellites, aircraft, shore facilities and other ships.

  As a subcontractor to McDonnell Douglas, Martin Marietta is designing three communications subsystems for the Space Station. These systems will control all of the station's radio communications and external video.

  The Corporation produces both product and systems solutions for data capture, storage, transfer and uninterrupted communications and is currently developing storage systems for the medical market.

  Also, in early fall, the Stra-tegic/Tactical Optical Disk System, a high-performance data storage and retrieval system being developed for the Air Force, operated successfully during flight readiness tests.

Armament Systems

Martin Marietta Armament Systems' broad product base includes Gatling gun and ammunition handling systems for air, land and sea. Turrets for helicopters, including the Army Comanche, and other sea and air defense applications, round out the production base of more than 30 domestic and international programs. Martin Marietta also has begun development of the next generation high-rate-of-fire gun.

  After three years of development, the Corporation completed work on the Blazer air defense turret for the Marine Corps' Light Armored Vehicle Air Defense system. The Blazer turret fires both a 25mm Gatling gun and the Stinger surface-to-air missile. Managed by an advanced fire control system also developed by Armament Systems, the Blazer will protect rapid deployment forces against a variety of close-in air and surface threats.

  Martin Marietta is teamed with FMC to develop the Army's new Advanced Field Artillery System and the Future Armored Resupply Vehicle. The Corporation leads the industry in applying advanced technology to the automation of storage, transport and uploading of ammunition for artillery systems.

  The year also brought an important development in a potential adjacent market when a consortium led by Armament Systems received a grant from the Technology Reinvestment Project. The grant will fund further development of a mobile electric generator, powered by the same rotary engine technology that Martin Marietta is developing for use in unmanned aerial vehicles. Both products have potential military and commercial applications.

Ocean, Radar & Sensor Systems

Martin Marietta Ocean, Radar & Sensor Systems develops and manufactures submarine and surface ship combat and torpedo defense systems as well as radar, surveillance and avionic systems.

  Full-scale development continued for the AN/BSY-2 Combat System for the Seawolf-class attack submarine. BSY-2 is the Navy's first fully integrated submarine combat system, featuring information processing, operator displays and controls for weapons systems and seven major acoustic systems, including the Wide Aperture Array. The team also won a contract to develop combat systems concepts for the Navy's new attack submarine, the follow-on to the Seawolf, positioning Martin Marietta as a leading contender for full system development.

  Martin Marietta is the sole-source supplier of the Navy's Surface Ship Torpedo Defense program, developing a major combat system that will employ cost-saving, off-the-shelf hardware. The group is leading an international consortium competing for full-scale development of the joint U.S./United Kingdom program.

  Demonstrating its rapid response capability, Martin Marietta shipped a ground-based radar system, the FPS-117, to Kuwait in September, within 90 days of contract award. The FPS-117 is a solid-state, minimally attended, three-dimensional radar that provides long-range surveillance for air defense and air traffic control.

  The Marine Corps expanded the scope of its AN/TPS-59 Upgrade Program, beginning the modification of mobile ground-based radar to include tactical ballistic missile defense. More than 100 Martin Marietta ground-based radar systems are in production or operation for more than a dozen nations.

  Martin Marietta won a Navy contract for initial development of the next generation APS-series airborne early-warning radar while continuing airborne early-warning radar projects for international customers including Egypt, Israel, Japan, Singapore and Taiwan.

  A joint technical team from Martin Marietta and the Republic of China's (Taiwan) Aero Industry Development Center is cooperating on co-assembly of an advanced airborne radar system, the multi-mode APG-67, for Taiwan's new Indigenous Defensive Fighter. This compact, lightweight radar is a prime candidate for upgrading the avionics on military aircraft worldwide; derivative versions are being marketed in several other countries.

  Martin Marietta is teamed with Sanders Associates, a Lockheed subsidiary, to develop the electronic warfare system for the F-22 and successfully completed preliminary design reviews in 1993.

Government Electronic Systems

Martin Marietta is prime contractor to the Navy for AEGIS, the world's most advanced surface ship combat system. AEGIS is capable of automatically and simultaneously detecting, tracking and engaging hundreds of aircraft and missiles.

  In 1993, the final AEGIS cruiser combat system was installed aboard the Port Royal, successfully completing the Ticonderoga-class cruiser program. At the same time, the AEGIS destroyer program expanded, and Martin Marietta is now under contract with the Navy to provide 29 combat systems for Arleigh Burke-class destroyers through 1997.

  The heart of the AEGIS system, the AN/SPY-1 phased- array radar, is produced by Government Electronic Systems at Moorestown, New Jersey.

  The AEGIS program won a fourth contract for a destroyer for the Japanese Maritime Self-Defense Force. The first Japanese AEGIS destroyer, Kongo, was commissioned in March. The Corporation is also upgrading ships already in service, adding new features that include shipboard tactical ballistic missile defense.

  In September, Martin Marietta delivered the first-ever solid-state, active-array antenna. This antenna is an element of the COBRA counter-battery radar system, which is designed to locate hostile mortar, artillery and rocket batteries rapidly and accurately under adverse battlefield conditions. COBRA is being developed jointly by a multi-national, four-company consortium comprising Martin Marietta; Siemens, Germany; Thorn-EMI,United Kingdom; and Thomson-CSF, France.

  Martin Marietta also won a contract from the Technology Reinvestment Project to build and demonstrate an advanced phased-array radar for commercial aviation. The technology will be applied to air traffic control and weather surveillance operations.

Defense Systems

During 1993, the Army awarded Martin Marietta a contract to further develop liquid propellant advanced technology for artillery. The Corporation successfully tested the new artillery system, firing the liquid propellant gun in a fully automated three-round burst. The event signaled a critical achievement in the continuing development of a second-generation LP gun system.

  In March 1993, the Army awarded Defense Systems a contract for Land Combat Depot Support. In this initial entry into the land combat vehicle after-market business, the Corporation will overhaul transmissions for the Army's Bradley fighting vehicle.

  The Corporation also won a Navy contract to produce 30 MK6 Inertial Measurement Units for the Trident II missile and delivered the final Phalanx Close-In Weapon System to the Navy eight months ahead of schedule.

                           (Picture Appears Here)

Martin Marietta Energy Group's command of technologies, information management and materials places it at the leading edge of developments affecting the production of energy, environmental clean-up, manufacturing technology and laboratory research. Headquartered in Oak Ridge, Tennessee, the Group comprises Martin Marietta Energy Systems, which manages three major Department of Energy facilities in Oak Ridge; Martin Marietta Specialty Components, manager of the Department of Energy's Pinellas Plant in Largo, Florida; and Martin Marietta Utility Services, manager of the Department of Energy enrichment plants in Kentucky and Ohio that are currently leased by the United States Enrichment Corporation. Successful management of these diverse facilities is leading to additional opportunities for increasing public-private sector cooperation, technology transfer and product development.

(Picture of Clyde C. Hopkins
 President Energy Group
 Appears Here)

Energy Systems

Martin Marietta Energy Systems is managing contractor for Department of Energy research and development, manufacturing technology and environmental management operations in three states. A key national need is being addressed at Oak Ridge, Tennessee, where conceptual design for the Advanced Neutron Source (ANS) was completed in 1993. When the ANS enters operation early in the 21st century, thousands of researchers from universities, laboratories and industries around the world will be able to use the facility to probe materials to determine their atomic structure. This research could lead to stronger metals, advanced plastics and breakthroughs in understanding biological structures, including deoxyri-bonucleic acid (DNA), the basic building block of living systems.

  Energy Systems increased its emphasis on working with American industry by providing access to nearly 50 years accumulated expertise in advanced materials and ceramics, robotics, instrumentation and control technologies, environmental protection and waste management and high-precision manufacturing.

  An example of this program occurred in response to the Clinton Administration's call for a "clean car." Oak Ridge experts in high-temperature, lightweight materials and technologies involving alternative fuels are now applying their knowledge to lowering the cost of the manufacturing process for engines. The use of advanced ceramics for internal combustion engines should improve the durability and efficiency of automobiles of the future.

  The Oak Ridge Centers for Defense and Manufacturing Technology at Y-12 also operate technology transfer programs to help small businesses solve technical problems through use of the Centers' expertise in materials science, measurement science and state-of-the-art manufacturing processes.

  Energy Systems manages an extensive environmental restoration and waste management program at five Department of Energy sites.

  The new Oak Ridge Center for Environmental Technology is working with the private sector, academia and government to accelerate the development, demonstration and commercialization of environmental technologies -- the vital steps necessary to reduce escalating costs incurred in cleanup of hazardous waste sites, treatment and disposal of toxic waste and other forms of waste management and environmental protection.

  In 1993, the Oak Ridge technology transfer program helped establish 68 Cooperative Research and Development Agreements and granted 21 licenses to industrial firms for use of technologies developed as part of the nation's defense program.

Specialty Components

Since June 1992, Specialty Components has been the management and operating contractor for the Department of Energy's Pinellas Plant in Largo, Florida, which for 38 years has supplied electronic components for national defense systems. With production at the plant scheduled to end in late 1994, Specialty Components is taking steps to reposition the business and its employees for commercial opportunities within the private sector.

  The Pinellas facility also has entered into partnership with Energy Systems at Oak Ridge, the state of Florida and the Department of Energy to create a Cooperative Research and Development Agreement that opens the Pinellas Plant's doors to Florida companies that wish to draw upon the facility's technology, capabilities and expertise.

Utility Services

Martin Marietta Utility Services was organized to support the U. S. Enrichment Corporation, a newly created government corporation that manages the enrichment of uranium fuel for sale to nuclear power plants throughout the world. Martin Marietta worked with the Department of Energy and the Enrichment Corporation to assure a smooth transition of responsibilities and management from the Department of Energy to the new company.

  Uranium enrichment production continued at the Paducah, Kentucky, and Portsmouth, Ohio, Gaseous Diffusion Plants, providing enrichment services to 61 electric utilities in 11 countries and generating $1.5 billion in revenues for the U.S. Treasury.

                           (Picture Appears Here)

Martin Marietta Information Group designs, develops, integrates and operates information systems and simulation and automated test systems for government and commercial customers. The Group is headquartered in Bethesda, Maryland.

  Information Group is a major participant in the global information technology marketplace. Sales are increasing in Asia and the Middle East, and in domestic markets, particularly to civil government where modernization of information systems in such areas as law enforcement, health care and services is on the rise. The Group also is expanding into related commercial markets, providing products and consulting services.

  In 1993, to reduce operating costs, the Group began collocating Automation Systems and portions of Information Systems and Internal Information Systems in Orlando. Internal Information Systems is consolidating processing centers and upgrading voice communications across the Corporation, increasing productivity and realizing significant savings.

Management & Data Systems

Martin Marietta Management & Data Systems provides command and control systems and information processing services to the Department of Defense, NASA, the intelligence community, the Federal Aviation Administration and commercial customers. By leveraging its strengths in systems engineering and integration, program management and software development, the Corporation has successfully pursued closely related markets requiring technically advanced, information processing system solutions.

  Martin Marietta is developing a worldwide distributed information management system for the federal government for installation at 94 sites with over 800 users. The Corporation also was awarded a long-term contract to redesign a satellite support system. Management & Data Systems, a leader in object-oriented software design, has over 20 years experience with the system and is developing a state-of-the-art distributed computer system to modernize the entire network.

  In 1993, Management & Data Systems, teamed with Services Group, won the Federal Aviation Administration's (FAA) National Airspace System implementation support contract to provide field support services to help integrate new equipment into the existing air traffic control system. Under a separate contract, Martin Marietta continues as the FAA's largest systems integration contractor in its program to modernize the nation's airspace management system. As part of this ongoing contract, the Corporation is helping to integrate the efforts of more than 50 major contractors. Martin Marietta continues to pursue work with other transportation systems such as highway, rail, water and international airspace systems.

  With significant contracts from the International Maritime Satellite Organization, Motorola and the Public Broadcasting Service, Martin Marietta has established itself as a commercial ground systems contractor for communications satellites.

  The Corporation also is building a turnkey satellite command and control ground system in support of Orion Satellite Corporation's first communications satellite, expected to be launched in 1994.

  In a cooperative effort between Strategic Systems in Valley Forge, Pennsylvania, and Astronautics in Denver, Martin Marietta won the Ballistic Missile Defense Options Assessment contract that will demonstrate innovative software development techniques for application to the Ballistic Missile Defense system. The program aims to improve battle management command, control and communications.

  Also in the ground systems arena, and working with Martin Marietta Astro Space, Management & Data Systems is designing, developing and integrating software for flight operations and information processing for the Department of Defense Landsat 7 program. The Corporation also pro-vides information technology products and services to commercial customers worldwide, including training and software tools, design and development of processing systems, systems integration services and re-engineering of business processes and systems. Federal Express and GE Capital are among the Corporation's customers.

Information Systems

Martin Marietta Information Systems provides information management products and services for civil government, military and commercial customers. Its business areas include development of computer-based simulation and training systems and systems integration and modernization.

  In 1993, Martin Marietta completed development of the new information system for the federal Department of Housing and Urban Development, linking the HUD computer center with its disaster-recovery facility, headquarters and all 81 regional and field offices, thereby facilitating the agency's customer responsiveness. The Corporation is in the third year of this 12-year contract.

  Information Systems added a number of new clients for its information processing services, including ProSource Distribution Services, JP Foodservice and INFONET.

  Martin Marietta also began implementing the Accounting Database for the Evaluation of Performance Trends for the Department of the Treasury. This general ledger system permits the agency to generate financial statements similar to those in private industry.

  Work continued for the Department of Justice and the Immigration and Naturalization Service to expand the scope of the Systematic Alien Verification of Entitlement program, which will give private industry on-line access for verifying alien resident registration and entitlement status. Martin Marietta will expand the pilot program in 1994.

  The Department of Labor used the Corporation's professional services and data processing support to expand its UI-Internet System, allowing each state access to information on unemployment benefit claims. Martin Marietta also continues its work for the Department of Agriculture, whose system collects and analyzes agricultural information from the national headquarters and 45 state statistical offices.

  Martin Marietta is the prime contractor for the National Test Facility, a complex supercomputing and simulation resource used to support strategic and theater defense planning. Under direction of the Air Force, the Test Facility was linked to the Martin Marietta-operated Theater Air Command and Control Simulation Facility at Kirtland Air Force Base, New Mexico, providing support for testing theater missile defense concepts. The Test Facility also was connected to the Advanced Research Projects Agency's Distributed Simulation Internet, bringing the simulation resource program nationwide.

  Key to Martin Marietta's simulation success is its family of Compu-Scene(R) technology products. Compu-Scene VI was purchased in 1993 by the Marine Corps for use in helicopter pilot training. Other Martin Marietta image-generator systems are being developed for Navy and Marine Corps fixed-wing, helicopter and tilt-rotor aircraft training.

  In 1993, Martin Marietta was awarded contracts to provide armor-training systems in the Middle East and Europe, including crew gunnery trainers and driver trainers for M-60, M-48 and Leopard tanks, and state-of-the-art M1A2 Platoon Gunnery Trainers and Tank Driver Trainers. Martin Marietta's Fort Knox, Kentucky, Driver Training Facility features a unique network for consolidating and tracking individual student performance. Platoon Gunnery Trainers are fully networked individual crew stations that can be used for tactical team training or as individual crew trainers.

  Martin Marietta delivered 20 full-motion M1 tank training systems to the Army and replicated the integrated commander/gunner display station for the M1A2 main battle tank.

Automation Systems

Martin Marietta Automation Systems provides computer-based automated test control and automated logistics systems for civil government, military and commercial clients.

  In 1993, the Consolidated Automated Support System (CASS) successfully completed operational evaluation by the Navy. Currently, Martin Marietta is under contract to provide 200 CASS systems to the Navy.

  The Corporation has developed a commercial variant of CASS for factory application, the CASS Integrated Test Equipment, or CITE 2000. In 1993, six CITE and one CASS systems were delivered to the Navy's principal contractor for the Joint Stand Off Weapon.

  Martin Marietta delivered the Equipment Management System to the Air Force. This inventory management system is designed to track all Air Force equipment, except weapons, consumables and fuel, in support of 3,000 logistics personnel responsible for recording an inventory of approximately 250,000 items. The Air Force system is the forerunner of a computer-based paperless inventory management system for tri-service application.

  Martin Marietta continues to operate the Air Force LANTIRN low-altitude navigation and targeting system Automated Depot. This integrated software system employs a distributed computer network that virtually eliminates depot paperwork.

  Automation Systems also provides automated machinery control systems for military vessels around the world, encompassing seven ship classes for the navies of nine countries. These systems use open-architecture, advanced microprocessor technology for shipboard propulsion control and for remote monitoring and control of key systems.

  Martin Marietta also manufactures portable test units for Apache helicopters, Army trucks, Bradley fighting vehicles, M1A1 tanks and HMMWV multi-purpose vehicles. Use of Martin Marietta-built testing equipment has cut trouble-shooting time by more than 25%.

  In 1993, Automation Systems won a competitive procurement for 900 of the portable test units, bringing the total under contract during the last 15 years to more than 13,000 units.

  During the year, Automation Systems also introduced an advanced technology upgrade for gas turbine engine controllers. The first of these controllers will be manufactured for the Navy's Arleigh Burke-class destroyers.

                           (Picture Appears Here)

Late in the year, Martin Marietta Materials, Inc., was established as a wholly owned subsidiary of Martin Marietta Corporation. Martin Marietta Materials comprises Martin Marietta Aggregates and Martin Marietta Magnesia Specialities, Inc., all headquartered in Raleigh, North Carolina. In December, Martin Marietta Materials filed a registration statement with the Securities and Exchange Commission for an underwritten public offering of its common stock, to be offered initially in the first quarter of 1994. Martin Marietta will retain slightly more than 80% of the new company's outstanding stock.

Martin Marietta Aggregates, which produces crushed stone, sand and gravel for the construction industry, is well-positioned to meet the increasing demand generated by infrastructure rebuilding and the recovery in commercial construction. Aggregates increased shipments by 15% as both infrastructure and commercial construction improved in 1993. At 65 million tons, shipments of crushed stone, sand and gravel reached a record level. Increased funding for highways, along with a resurgence in residential construction, created a significant increase in demand in many market areas.

  Aggregates increased capacity by making three acquisitions during the year. A sand and gravel operation near Omaha, Nebraska, was purchased, as were limestone quarries near Frederick, Maryland and Pana, Illinois. The company completed a major expansion at its underground mine near Indianapolis, Indiana, that nearly doubled capacity. A new stone quarry was opened in the high-growth area north of Indianapolis adjacent to the Aggregates' existing River Avenue sand and gravel operation.

  In the Southeast, Martin Marietta experienced strong growth in Georgia, where Aggregates has built or acquired significant new capacity during the past five years. Rail shipments into Florida from quarries near Macon and Columbus, Georgia, increased sharply. Shipments improved in North Carolina as the major metropolitan areas of Charlotte, Raleigh-Durham and Greensboro emerged from the recession.

  In the Midwest, heavy rains and the mid-year floods hampered construction activity and quarry operations, but extensive repairs of flood damage created heavy demand in the latter part of the year and is expected to continue well into 1994.

  In 1993, Martin Marietta Magnesia Specialties moved forward with its expansion in the wastewater treatment market. A new facility was completed at the Manistee, Michigan, plant to produce FloMag(R) slurry products used to neutralize acid wastewater. This product will open new markets for treating wastewater from food processing plants, municipalities, plating shops and dyestuff operations. During the year, the Corporation also received a patent on its granular FloMag product used to remove heavy metals from industrial process effluent.

  In the refractory area, Martin Marietta is a leading supplier of heat-resistant products and services used to line furnaces in steel making. In 1993, the Corporation expanded into Mexico while continuing to develop new products in the United States. Martin Marietta began importing natural magnesite from China to reduce cost and to broaden its product line. The combination of low-cost, lower-quality imported material with the Corporation's high-quality magnesite is expected to provide a complete range of products at a competitive cost.

  Magnesia Specialties continues to focus on providing high-quality, value-added products to its refractory and chemical customers.

  In 1993, the Corporation's refractory products set nine heat-life records in steel mills in the United States. Research and development programs continue to provide new products that meet the special needs of customers.

                           (Picture Appears Here)

Martin Marietta Services Group provides technical and management services around the globe for the Department of Defense, NASA and a growing number of civil government agencies. Key to Services Group's success has been the ability to leverage technology resident elsewhere in the Corporation with a more competitive cost structure. Headquartered in Cherry Hill, New Jersey, the Group operates at over 130 locations around the world. The Group also provides management and engineering support to the Department of Energy's Knolls Atomic Power Laboratory in Schenectady, New York.

In 1993, Martin Marietta won a nine-year follow-on contract to support NASA's Life Sciences Directorate at the Johnson Space Center in Houston, Texas. The scope of the program was recently increased to include support for mission integration for nine dockings between the space shuttle and the Russian Mir spacecraft. As a part of this contract, Martin Marietta Services Group provided substantial support to the October 18, 1993, Space Shuttle mission dedicated to understanding the effects of weightlessness on human health and productivity. Services Group also designed, built and tested major systems for the Spartan 201 science satellite that was launched in April.

  During the year, Services Group continued to receive high marks from its customers for its support of key Department of Defense facilities, especially for operation of the Atlantic Fleet Weapons Training Facility for the Navy and the Alaskan Radar Warning System for the Air Force. Services Group also helps deploy threat simulators used for training Army units at Fort Bliss, Texas, and other locations and supports Navy AEGIS combat systems in a number of locations. In 1993, the Group won a contract to operate the Pacific Air Force Alaskan Range used for combat training.

  Services also is teamed with Management & Data Systems in a contract to provide field support services to the Federal Aviation Administration in implementation of the National Airspace System, which is designed to significantly upgrade the government's air traffic control system.

  The combination of GE Government Services with Martin Marietta Technical Services broadened both capability and customer base and positioned the Corporation to win a contract to support agency-wide modernization of Department of Defense computer information systems.

  Martin Marietta also supports the Social Security Administration in its 10-year computer-modernization program. Software developed by the Corporation helped the administration process more than 280,000 benefit claims from 850 field offices with an 18% increase in accuracy during 1993. The Corporation earned a 97% award fee for the late-1993 rating period, its second consecutive rated as "well above highly successful."

  Operation of the Environmental Protection Agency's National Computer Center in Raleigh, North Carolina, and Washington, D.C., began in 1992. In 1993, responsibility was extended to include full operation of the National Environmental Supercomputer Center in Bay City, Michigan.

  Synergies from the Martin Marietta-GE Aerospace combination also have resulted in opportunities for competitive pricing. Services Group won the contract to continue maintenance of sonar arrays for the Navy. These arrays are towed behind submarines and surface ships for detection of ships and submarines. The Group's competitive cost structure, combined with Aero & Naval Systems' technical experience, enabled Martin Marietta to retain the business, thereby strengthening the Corporation's position as a provider of fleet combat services.

  International operations continue in Japan, Taiwan, Turkey, Egypt, Oman, Germany, Puerto Rico and the Caribbean. Especially noteworthy was a contract won in 1993 to provide a new aerostat radar for Kuwait, replacing a system lost in the Gulf War.

                           (Picture Appears Here)

In October, Martin Marietta's Sandia Corporation began managing and operating the Department of Energy's Sandia National Laboratories, with facilities in Albuquerque, New Mexico; Livermore, California; Tonopah, Nevada; and Kauai, Hawaii. Martin Marietta also formed Technology Ventures Corporation to assist in the commercialization of technologies developed by federal laboratories and universities in New Mexico.

  With assets valued at more than $1 billion, Sandia National Laboratories' specialized facilities are used for process development, environmental testing, high-performance computing and research on radiation effects, combustion and microelectronics.

Over the past 40 years, Sandia has expanded its missions from nuclear weapons activities to include additional advanced military technologies, energy and the environment, arms control techniques, advanced manufacturing processes, information science and technology and electronics. With the downsizing of the federal defense budget, Sandia has assumed responsibility for transferring commercially viable technologies to the private sector.

  As one of the national laboratories designated to maintain the U.S. nuclear arsenal, Sandia ensures that these weapons will function as required should they ever be needed. Sandia conducts quality assurance evaluations on nuclear weapons to ensure their safety and reliability and, as a means of aiding dismantlement, has developed special physical and robotic processes to minimize radiation exposure to personnel.

  Sandia also has developed environmental technologies for nuclear waste management and waste minimization in weapons production, maintenance and dismantlement. These efforts also include developing technologies for detoxification of chemical waste in soil and groundwater and improving detection devices and analytical techniques for monitoring contamination.

  In its efforts to strengthen the nation's economic security by transferring technology to the private sector, Sandia has entered into 140 Cooperative Research and Development Agreements with companies including AT&T, General Motors, Motorola and Sun Microsystems.

  Work on new energy technologies continued in 1993, with particular focus on renewable sources, oil and gas recovery and conservation. Much of this work involves joint projects with private companies.

  Sandia scientists and engineers are focused on helping entire industries become more competitive. Examples include Cooperative Research and Development Agreements with the National Center for Manufacturing Sciences, the Specialty Metals Processing Consortium, the Edison Welding Institute, SEMATECH (the consortium of U.S. semiconductor manufacturers) and the Department of Defense. In April, Sandia and SEMATECH signed a multi-year working agreement to develop technologies for the next generation of integrated circuits.

                           (Picture Appears Here)

Martin Marietta's Advanced Development Operations and Laboratories work with operating units to formulate shared visions of new products that anticipate future requirements in space, defense, information systems and commercial markets. From research in electronics, materials and information processing, Martin Marietta scientists and engineers focus on developing products and technologies that meet these needs.

  The research and development operations from Martin Marietta and former GE Aerospace are consolidated under a single technology organization with operating elements in California, Maryland, New Jersey and New York.

In San Diego, Advanced Development Operations demonstrated the ability of the Low-Cost Anti-Armor Submunition, a millimeter-wave radar seeker that can be launched from a variety of platforms against tanks and other ground targets, to quickly acquire and discriminate target classes. Flight tests and drop tests are expected to begin in early 1994. This new low-cost seeker technology promises to be applicable to numerous future programs employing target acquisition radar.

  A major development program is under way to compete for the Army's Corps Surface-to-Air Missile program. The Corporation's team includes Ocean, Radar & Sensor Systems and the Laboratories in Syracuse, New York, working on sensor radars; Electronics & Missiles, Orlando, Florida, developing the missile airframe and propulsion system and integrating the seeker; and Advanced Development Operations, which is preparing seekers and high-power amplifiers for the radars.

  Martin Marietta Laboratories in Baltimore is leading a multi-partner team comprising aerospace firms, suppliers, universities and government laboratories that received one of the first contracts to be awarded under the U.S. Government's dual-use technology initiative. The program will develop low-cost, broadband, active anti-vibration techniques, utilizing company expertise in ceramics and shape memory alloys. Among a variety of potential applications, this research in vibration isolation should help make airplane cabins more comfortable and improve tooling for ultra-fine machining.

  The Laboratories in Baltimore also has developed a prototype lightweight, broadband, variable-depth sonar. The acoustic projection system was subjected to Navy and independent testing and demonstrated an improved capability to help detect submarines and mines in shallow waters.

  Martin Marietta continued development of high-speed, real-time parallel signal processors for underwater imaging and radar and produced units as small as five-by-seven inches. Research on signal processing for automated target recognition led to new capabilities in human speech and fingerprint identification and in speech compression.

  In a technical breakthrough in optical signal processing, Martin Marietta developed new devices that provide a 1,000-fold improvement in performance over current processors.

  The Laboratories in Moorestown, New Jersey, teamed with other industry leaders and research scientists to win an Army contract for Rapid Prototyping of Application-Specific Signal Processors. This program is expected to result in a significant decrease in the time needed to design and develop digital processors, benefiting equipment manufacturers in both defense and commercial markets.

  Martin Marietta engineers in Syracuse successfully demonstrated 17 transmit/receive modules made from Microwave High-Density Interconnect technology, replacing conventional wire bonds and reducing the size of the units by at least one-half. Developed for the Air Force, these modules offer performance, reliability and cost improvements for defense and civil radar systems and communications antennas.

  In a related technology bid, Martin Marietta is now teamed with GE and Texas Instruments in a competition for a contract to develop high-density microwave packaging for advanced radar systems.

  Martin Marietta is a leader in the technology of phased arrays. These multi-directional radars transmit without mechanical scanning, permitting lighter weight and more reliable pointing and tracking systems. During the year, the Corporation demonstrated for the Air Force a unique millimeter-wave phased-array radar. Fiber-optic-controlled phased-array technology also is being developed for the Army for future microwave radar systems and for advanced, low-cost components for computers of the future.

MARTIN MARIETTA CORPORATION  1993 FINANCIAL REPORT








                      CONTENTS

                      Statement of Earnings 40
                      Balance Sheet 41
                      Statement of Cash Flows 42
                      Statement of Shareowners' Equity 43
                      Notes to Financial Statements 44
                      Report of Independent Auditors 55
                      Statement of Financial Responsibility 55
                      Analysis of Financial Condition and Operating Results 56 Quarterly Performance 62
                      Five Year Summary 63




                                                                          1993

Statement of Earnings
for years ended December 31

(add 000, except per share)                                                                1993         1992          1991
Net sales                                                                               $9,435,689   $5,954,292     $6,075,415
Cost of sales, other costs and expenses                                                  8,647,224    5,405,123      5,537,926
- -----------------------------------------------------------------------------------------------------------------------------------
Earnings from Operations                                                                   788,465      549,169        537,489
Other income and expenses, net                                                              46,997       21,144        (58,980)
- -----------------------------------------------------------------------------------------------------------------------------------
                                                                                           835,462      570,313        478,509
Interest expense on debt                                                                   110,173       57,890         57,660
- -----------------------------------------------------------------------------------------------------------------------------------
Earnings before taxes on income and
  cumulative effect of accounting changes                                                  725,289      512,423        420,849
Taxes on income                                                                            275,000      167,000        107,700
- -----------------------------------------------------------------------------------------------------------------------------------
Earnings before Cumulative Effect of Accounting Changes                                    450,289      345,423        313,149
Cumulative effect of changes in accounting for post-retirement
  benefits other than pensions and for post-employment benefits                           (429,432)           -              -
- -----------------------------------------------------------------------------------------------------------------------------------
Net Earnings                                                                            $   20,857   $  345,423     $  313,149
===================================================================================================================================
Net Earnings (Loss) Per Common Share
Assuming no dilution:
  Before cumulative effect of accounting changes                                             $4.25        $3.60          $3.15
  Cumulative effect of accounting changes                                                    (4.51)           -              -
- -----------------------------------------------------------------------------------------------------------------------------------
                                                                                             $(.26)       $3.60          $3.15
- -----------------------------------------------------------------------------------------------------------------------------------
Assuming full dilution:
  Before cumulative effect of accounting changes                                             $3.80        $3.60          $3.15
  Cumulative effect of accounting changes                                                        *            -              -
- -----------------------------------------------------------------------------------------------------------------------------------
                                                                                                 *        $3.60          $3.15
===================================================================================================================================
*Anti-dilutive

Balance Sheet
at December 31

Assets

(add 000)                                                                                                  1993           1992
Current Assets:
Cash and cash equivalents                                                                            $  373,095     $  239,642
Receivables                                                                                           1,435,515        790,283
Inventories                                                                                             358,749        300,878
Current deferred income taxes                                                                           238,642         61,242
Other current assets                                                                                     42,239         42,296
- -----------------------------------------------------------------------------------------------------------------------------------
Total Current Assets                                                                                  2,448,240      1,434,341
- -----------------------------------------------------------------------------------------------------------------------------------
Other Noncurrent Assets                                                                                 707,772        800,445
Noncurrent Deferred Income Taxes                                                                        206,119              -
Property, Plant and Equipment, net                                                                    1,692,753      1,257,139
Cost in Excess of Net Assets Acquired                                                                 1,914,894         26,224
Other Intangibles                                                                                       775,113         81,456
- -----------------------------------------------------------------------------------------------------------------------------------
                                                                                                     $7,744,891     $3,599,605
===================================================================================================================================


Liabilities and Shareowners' Equity

(add 000)                                                                                                  1993           1992

Current Liabilities:
Accounts payable                                                                                     $  536,799     $  247,825
Other current liabilities                                                                               572,343        125,069
Salaries, benefits and payroll taxes                                                                    333,602        177,847
Income taxes                                                                                             48,847         31,681
Current maturities of long-term debt                                                                    318,525          3,814
- -----------------------------------------------------------------------------------------------------------------------------------
Total Current Liabilities                                                                             1,810,116        586,236
- -----------------------------------------------------------------------------------------------------------------------------------
Long-term Debt                                                                                        1,479,571        474,726
Post-retirement Benefits                                                                                740,630        101,978
Other Noncurrent Liabilities                                                                            838,222        194,195
Noncurrent Deferred Income Taxes                                                                              -        297,254
Shareowners' Equity:
Series A preferred stock, liquidation preference $50 per share                                        1,000,000              -
Common stock, par value $1 a share, authorized 500,000,000 shares                                        95,697         47,229
Additional paid-in capital                                                                              123,999         85,992
Retained earnings                                                                                     1,656,656      1,811,995
- -----------------------------------------------------------------------------------------------------------------------------------
                                                                                                      2,876,352      1,945,216
- -----------------------------------------------------------------------------------------------------------------------------------
                                                                                                     $7,744,891     $3,599,605
===================================================================================================================================

The notes on pages 44 to 54 are integral parts of these statements

Martin Marietta Corporation
and Consolidated Subsidiaries

Statement of Cash Flow
for years ended December 31

(add 000)                                                                                     1993         1992           1991
Cash Flows from Operating Activities:
Net earnings                                                                   $            20,857   $  345,423   $  313,149
Adjustments to reconcile net earnings to net
  cash provided by operating activities:
    Cumulative effect of changes in accounting for
      post-retirement benefits other than pensions
      and for post-employment benefits                                                     429,432            -              -
    Depreciation, depletion and amortization                                               349,982      226,147        225,072
    Deferred income taxes                                                                   15,420       11,840       (327,180)
    Net changes in receivables, inventories and payables                                  (272,055)     220,230       (121,503)
    Commercial Titan deferred revenue                                                            -     (147,088)        37,339
    Goodwill and intangible amortization                                                    86,216       12,802          9,518
    Other items                                                                             10,407        8,643         42,522
- -----------------------------------------------------------------------------------------------------------------------------------
Net Cash Provided by Operating Activities                                                  640,259      677,997        178,917
- -----------------------------------------------------------------------------------------------------------------------------------
Cash Flows from Investing Activities:
Additions to properties, net of purchased operations                                      (214,810)    (170,889)      (212,326)
Retirement of properties, net of sold facilities                                            35,139       13,710         15,404
Acquisition GE Aerospace                                                                  (883,199)           -              -
Purchases of operations                                                                    (15,989)     (18,809)       (21,309)
Reductions (additions) to investments                                                      108,959      (19,317)             -
Other                                                                                      (18,488)         (73)        15,959
- -----------------------------------------------------------------------------------------------------------------------------------
Net Cash Used for Investing Activities                                                    (988,388)    (195,378)      (202,272)
- -----------------------------------------------------------------------------------------------------------------------------------
Cash Flows from Financing Activities and Dividends:
Debt transactions:
  Decrease in short-term borrowings                                                              -            -        (25,000)
  Increase in long-term debt                                                               700,135        4,282        207,972
  Repayments of long-term debt                                                            (107,213)    (197,553)        (6,447)
Equity transactions:
  Issuances of common stock                                                                 17,023       20,856         40,614
  Purchases of common stock                                                                      -     (165,067)       (36,023)
Dividends:
  Preferred stock                                                                          (45,333)           -              -
  Common stock                                                                             (83,030)     (76,050)       (74,680)
- -----------------------------------------------------------------------------------------------------------------------------------
Net Cash Provided by (Used for) Financing Activities and Dividends                         481,582     (413,532)       106,436
- -----------------------------------------------------------------------------------------------------------------------------------
Net Increase in Cash and Cash Equivalents                                                  133,453       69,087         83,081
Cash and Cash Equivalents at beginning of year                                             239,642      170,555         87,474
- -----------------------------------------------------------------------------------------------------------------------------------
Cash and Cash Equivalents at end of year                                                $  373,095   $  239,642     $  170,555
===================================================================================================================================
Supplemental Schedule of Investing and Financing Activities
Non-cash consideration-Acquisition GE Aerospace:
  Assumption of certain payment obligations                                             $  750,000            -              -
  Issuance of preferred stock                                                            1,000,000            -              -
- -----------------------------------------------------------------------------------------------------------------------------------
                                                                                        $1,750,000            -              -
===================================================================================================================================

Statement of Shareowners' Equity
for years ended December 31

                                                                                        Additional                       Total
                                                                   Preferred   Common      Paid-in     Retained   Shareowners'
(add 000)                                                              Stock    Stock      Capital     Earnings         Equity
- -----------------------------------------------------------------------------------------------------------------------------------
Balance at January 1, 1991                                        $        -  $48,866   $  187,944   $1,304,153     $1,540,963
Net earnings for 1991                                                      -        -            -      313,149        313,149
Cash dividends declared on
  common stock ($.75 a share)                                              -        -            -      (74,680)       (74,680)
Stock awards and options exercised,
  net of stock tendered in payment                                         -    1,032       43,291            -         44,323
Other common stock issued                                                  -      319       15,852            -         16,171
Common stock purchased                                                     -     (687)     (35,336)           -        (36,023)
- -----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1991                                               -   49,530      211,751    1,542,622      1,803,903
Net earnings for 1992                                                      -        -            -      345,423        345,423
Cash dividends declared on
  common stock ($.795 a share)                                             -        -            -      (76,050)       (76,050)
Stock options exercised,
  net of stock tendered in payment                                         -      480       20,376            -         20,856
Other common stock issued                                                  -      310       15,841            -         16,151
Common stock purchased                                                     -   (3,091)    (161,976)           -       (165,067)
- -----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1992                                               -   47,229       85,992    1,811,995      1,945,216
Net earnings for 1993                                                      -        -            -       20,857         20,857
Preferred stock issued                                             1,000,000        -            -            -      1,000,000
Cash dividends declared on
  preferred stock ($2.25 a share)                                          -        -            -      (45,333)       (45,333)
Cash dividends declared on
  common stock ($.87 a share)                                              -        -            -      (83,030)       (83,030)
Stock awards and options exercised,
  net of stock tendered in payment                                         -      407       22,412            -         22,819
Other common stock issued                                                  -      228       15,595            -         15,823
Issuance of shares to effect 2-for-1 stock split                           -   47,833            -      (47,833)             -
- -----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1993                                      $1,000,000  $95,697   $  123,999   $1,656,656     $2,876,352
===================================================================================================================================

The notes on pages 44 to 54 are integral parts of these statements.


Martin Marietta Corporation
and Consolidated Subsidiaries

Notes to
Financial Statements

Martin Marietta Corporation
and Consolidated Subsidaries


Note A:
Accounting Policies
- ------------------------------------------------------------------------------

Consolidation Basis Consolidated financial statements include the accounts of all significant majority-owned subsidiaries of the Corporation. All material intercompany transactions have been eliminated in consolidation.

    Certain amounts for the prior periods have been reclassified to conform with the 1993 presentation.

Cash and Cash Equivalents Cash and cash equivalents generally comprise highly liquid instruments with original maturities of three months or less from date of purchase.

    As of December 31, book cash balances amounted to net overdrafts of $43,620,000 in 1993 and $26,390,000 in 1992 and are attributable to the float of the Corporation's outstanding checks.

Investments Valuation Marketable investment securities are carried at the lower of aggregate cost or market value. Specific costs are used to compute realized gains or losses.

    Investments in associated companies are accounted for by the equity method wherever the Corporation is able to significantly influence operating and financial matters. Other investments are carried at cost less valuation allowances where appropriate.

Revenues Recognition Long-term, fixed-price contracts generally are accounted for under percentage-of-completion methods, and sales include a proportion of the earnings expected to be realized in the ratio that costs incurred bear to estimated total costs. Sales are recorded on cost-type contracts as costs are incurred. Under all other contracts, sales are recorded when deliveries are made or as work is performed.

    Contracts and programs in progress are reviewed quarterly, and sales and earnings are adjusted in current accounting periods based on revisions in contract value and estimated costs at completion. Performance incentives are incorporated in certain contracts that provide increased or decreased earnings based on performance to established targets. Incentives based upon cost performance are recorded currently, and other incentives and awards are recorded when the amounts reasonably can be estimated or are awarded. Provisions for estimated losses on contracts and programs are recorded when identified.

    Commercial Titan sales for the initial program, completed in 1992, were recorded upon the delivery of launch services. Cost of sales attributable to each launch was determined under the program-average cost method. Cost of sales on any future Commercial Titan vehicles will be determined on a specific contract identification basis.

    Sales in the Materials segment are recorded upon shipment of products or performance of services.

Inventories Valuation Inventories are stated at the lower of cost or market. Costs on contracts and programs in progress represent recoverable costs incurred for production, research and development and selling, general and administration, less amounts attributed to cost of sales, generally under percentage-of-completion accounting methods. Costs of other product and supply inventories are principally determined by the first-in, first-out (FIFO) method.

- --------------------------------------------------------------------------------

Properties and Depreciation Property, plant and equipment, including capital leases, are carried at cost, including interest cost capitalized during construction on significant capital programs.

    Depreciation and amortization of properties are computed over estimated service lives generally using accelerated methods, except for Materials and other businesses that utilize the straight-line method. Depletion of mineral deposits is calculated over estimated recoverable quantities by the unit-of-production method.

Intangible Assets Costs in excess of net assets acquired are amortized ratably over appropriate periods ranging from 20 to 40 years. Other intangibles represent amounts assigned principally to the value of programs acquired and are amortized over periods not exceeding 15 years.

Income Taxes Current income tax provisions represent estimated amounts payable or recoverable for each year after adjustments for permanent differences. Deferred income tax provisions represent the tax effect of all significant temporary differences between financial statements and income taxes.

Research and Development and Similar Costs Research and development and similar costs are charged to operations as incurred unless reimbursable under specific contractual arrangements. Independent research and development, systems studies, other concept formulation studies and bid and proposal work relating to government contracts represent a major portion of these expenses. Such amounts are allocated when appropriate to government contracts through overhead under government-mandated cost accounting procedures.

    Preoperating costs are generally charged to operations as incurred, except that such costs for significant new products or services and start-up costs of certain facilities may be deferred for amortization over periods not to exceed five years.

Earnings Per Common Share Earnings per share are based on the weighted average number of common shares outstanding during the year.

    Earnings per share, assuming no dilution, were computed in 1993 based on net earnings less the dividend requirement of preferred stock. The weighted average number of common shares outstanding assuming no dilution were 95,346,614 in 1993, 95,868,708 in 1992 and 99,341,210 in 1991.

    Fully diluted earnings per share in 1993 asssumed that the average number of common shares was increased by the conversion of preferred stock from the date of issue and by dilutive stock options. The weighted average number of common shares outstanding, assuming full dilution, were 118,347,041 in 1993, 95,868, 708 in 1992 and 99,341,210 in 1991.

    On September 30, 1993, a 2-for-1 split of the Corporation's common stock in the form of a 100% stock dividend became effective. All references in the consolidated financial statements with regard to the number of shares and per share data have been restated to reflect the split.
- --------------------------------------------------------------------------------

Note B:
Business Combination with GE Aerospace
- --------------------------------------------------------------------------------

On November 22, 1992, Martin Marietta Corporation entered into a Transaction Agreement with General Electric Company (GE) to combine the aerospace and certain other businesses of GE (collectively, the "GE Aerospace businesses") with the businesses of Martin Marietta Corporation in the form of affiliated corporations. The transaction (the "GE Transaction"), was consummated on April 2, 1993, and GE Aerospace operations have been included since that date.

    The exchange consideration of approximately $3 billion for the GE Transaction consisted of cash, preferred stock, retention by GE of certain accounts receivable and the assumption of payment obligations related to certain GE indebtedness. The GE Transaction has been accounted for under the purchase method of accounting, wherein approximately $1.9 billion in goodwill was recognized by the Corporation after recording approximately $700 million in other intangibles (representing the estimated fair-market value of certain assets) and other purchase adjustments necessary to allocate the purchase price to the value of assets acquired and liabilities assumed. Goodwill is being amortized over a 40-year period, and the other intangibles are being amortized over a 15-year period.

    The Martin Marietta securities owned by GE are held under a Standstill Agreement. Among other things, the Standstill Agreement provides for certain limitations on either the increase or disposal of GE's interest in voting securities of Martin Marietta, on GE's solicitation of proxies and shareowner proposals, on GE's voting of its shares and on GE's ability to place or remove members of Martin Marietta's Board of Directors. In addition, the Standstill Agreement requires Martin Marietta to recommend to its shareowners the election of persons designated by GE to serve as directors of Martin Marietta. Generally, the Standstill Agreement provides that GE's designees will at all times constitute at least 10% of Martin Marietta's Board of Directors.

    In 1986, the Board of Directors adopted a Shareholder Rights Plan to distribute, under certain circumstances, one Common Stock Purchase Right for each outstanding share of the Corporation's common stock. The Rights Plan was amended during 1990. Under the amended plan, the Rights became exercisable if a person or group acquires, in a transaction not approved by the Board of Directors, 15% or more of the Corporation's common stock or announces a tender offer for 30% or more of the stock. The GE Transaction was approved by the Board of Directors of the Corporation and therefore did not constitute a "Change of Control" for purposes of the shareholder rights plan. The new Martin Marietta Corporation has not adopted a shareholder rights plan.

    The following unaudited pro forma information presents the results of operations of the Corporation and the GE Aerospace businesses for the years ended December 31, 1993 and 1992, with pro forma adjustments as if the GE Transaction had been consummated as of the beginning of the periods presented. This pro forma information does not purport to be indicative of what would have occurred had the acquisition been made as of those dates or of results which may occur in the future.

Business Combination with GE Aerospace
- --------------------------------------------------------------------------------

Pro Forma Information (Unaudited)
(millions, except per share)                 1993        1992
Net Sales                                 $   10,459   $ 11,232
- --------------------------------------------------------------------------------
Earnings before cumulative
  effect of accounting changes
  attributable to common stock            $      401   $    418
- --------------------------------------------------------------------------------
Net earnings (loss)
  attributable to common stock            $      (28)  $    418
- --------------------------------------------------------------------------------
Earnings (loss) per common share
  assuming no dilution:

  Before cumulative effect
    of accounting changes                 $     4.21   $   4.36
  Net earnings (loss)
    per common share                      $     (.29)  $   4.36
- --------------------------------------------------------------------------------

Note C:
Receivables
- --------------------------------------------------------------------------------

(add 000)                                       1993       1992
Receivables under long-term contracts:
  United States Government:
    Amounts billed                        $  331,816   $149,472
    Unbilled costs and accrued profits       749,748    646,586
    Amounts withheld, due upon
      completion of contracts                 42,999     22,112
- --------------------------------------------------------------------------------
                                           1,124,563    818,170
  Other customers:
    Amounts billed                           105,916     28,442
    Unbilled costs and accrued profits       290,260    146,556
- --------------------------------------------------------------------------------
    Total receivables under
      long-term contracts                  1,520,739    993,168
    Less noncurrent amounts                  197,931    295,138
- --------------------------------------------------------------------------------
                                           1,322,808    698,030
Other Activities:
  Commercial accounts receivable              85,209     82,226
  Notes and other current receivables         43,525     15,847
- --------------------------------------------------------------------------------
                                           1,451,542    796,103
  Less allowances                             16,027      5,820
- --------------------------------------------------------------------------------
    Total                                 $1,435,515   $790,283
================================================================================

Unbilled costs and accrued profits will be billed on the basis of contract terms and delivery schedules.
   Amounts billable after one year are included in order noncurrent assets.

Note D:
Proposed Transactions
- --------------------------------------------------------------------------------

In December 1993, the Corporation signed an agreement to purchase the Space Systems Division of General Dynamics Corporation for approximately $209 million in cash. The transaction is subject to regulatory approval and the satisfaction of certain other conditions and is expected to close during the first half of 1994. The purchase method of accounting will be used to record this transaction.

    In December 1993, Martin Marietta Materials, Inc., a wholly owned subsidiary of Martin Marietta Technologies, Inc., filed a registration statement with the Securities and Exchange Commission for an underwritten public offering of its common stock. The proposed offering will consist of 7,650,000 shares plus a 30-day overallotment option for the underwriters to purchase up to 1,147,500 additional shares. The initial public offering by Martin Marietta Materials is dependent upon market conditions, but is expected to close in February 1994, after which the Corporation will own approximately 83% of the outstanding stock of the company, or 81% if the overallotment is exercised.

Note E:
Inventories
- --------------------------------------------------------------------------------

(add 000)                                                      1993       1992
Costs on contracts and
  programs in progress                                      $1,284,534  $311,224
Less: progress payments                                        830,372    14,693
         noncurrent amounts                                    168,999    67,348
- --------------------------------------------------------------------------------
                                                               285,163   229,183
Other Activities:
  Finished products                                             50,029    45,967
  Products in process and raw
    materials                                                   10,106    11,586
  Expendable parts and supplies                                 13,451    14,142
- --------------------------------------------------------------------------------
    Total                                                   $  358,749  $300,878

According to provisions of certain U.S. Government contracts, the customer has title to, or a security interest in, inventories for contracts and programs in progress of approximately $310,350,000 for 1993 and $3,700,000 for 1992.

    Selling, general and administrative costs in connection with production under long-term government contracts were charged to inventories as incurred in the amounts of $377,470,000 in 1993 and $316,780,000 in 1992. The estimated amounts remaining in inventories were $126,990,000 at December 31, 1993, and $17,860,000 at December 31, 1992.

    Costs on contracts and programs in progress at December 31, 1993 and 1992, did not include any significant amounts of production costs or other deferred costs or claims and similar items subject to uncertainty concerning their realization.

Note F:
Property, Plant and Equipment, Net
- --------------------------------------------------------------------------------

(add 000)                                                   1993        1992
Land                                                     $  195,398   $  150,878
Mineral deposits                                             38,575       35,343
Buildings                                                   836,694      696,077
Machinery and equipment                                   2,733,667    2,261,945
- --------------------------------------------------------------------------------
                                                          3,804,334    3,144,243
Less allowances for depreciation, depletion and
 amortization                                             2,111,581    1,887,104
- --------------------------------------------------------------------------------
    Total                                                $1,692,753   $1,257,139
================================================================================


Note G:
Debt
- --------------------------------------------------------------------------------

(add 000)                                                      1993         1992
Long-term debt:
Payment obligations assumed                              $  622,162   $        -
9 1/2% Notes due 1995                                       125,000      125,000
8 1/2% Notes due 1996                                       100,000      100,000
9% Notes due 2003                                           100,000      100,000
6 1/2% Notes due 2003                                       400,000            -
7% Debentures due 2011                                      101,511      100,439
7 3/8% Debentures due 2013                                  150,000            -
7 3/4% Debentures due 2023                                  150,000            -
Other notes and obligations                                  49,423       53,101
- --------------------------------------------------------------------------------
    Total                                                 1,798,096      478,540
Less current maturities                                     318,525        3,814
- --------------------------------------------------------------------------------
    Long-term debt                                       $1,479,571   $  474,726

Payment obligations assumed as part of the exchange consideration for the GE Transaction relate to certain GE indebtedness. Approximately $304 million of these obligations at December 31, 1993, mature in 1994 and carry an effective interest rate of 4.4%, and $318 million mature in 1996 and carry an effective interest rate of 5.025%. In December 1993, $103 million of the debt obligations were defeased in substance.

    The 9 1/2% Notes, 8 1/2% Notes and 9% Notes are not redeemable prior to maturity.

    The 6 1/2% Notes were issued on April 22, 1993, and are not redeemable prior to maturity.

    The 7% Debentures were sold at 53.835% of their principal amount of $175,000,000 in 1981. These debentures are carried net of original issue discount, which is being amortized by the interest method over the life of the issue. The effective interest rate is 13 1/4%. The debentures are redeemable in whole or in part at the Corporation's option at any time at 100% of their principal amount.

    The 7 3/8% Debentures and 7 3/4% Debentures were issued on April 22, 1993. The 7 3/8% Debentures are not redeemable prior to maturity. The 7 3/4% Debentures may not be redeemed by the Corporation prior to April 15, 2003, but on or after that date may be redeemed by the Corporation at specified redemption prices.

    Other notes and obligations include a $17-million, 8 5/8% Real Estate Mortgage secured by property in Maryland having a net book value of approximately the same amount at December 31, 1993.

    Maturities of long-term debt during the five-year period ending December 31, 1998, are $318,525,000 in 1994, $129,600,000 in 1995, $421,976,000 in 1996,
$674,000 in 1997 and $681,000 in 1998.

    At December 31, 1993, the independently determined market value of the 7% Debentures exceeded book value by approximately $70 million. The independently determined aggregate market value of the Corporation's other outstanding debt approximated book value.

    Interest payments were $96,840,000 in 1993, $61,020,000 in 1992 and
$55,320,000 in 1991. Interest expense on debt was net of capitalized interest of $2,857,000 in 1993, $3,717,000 in 1992 and $5,757,000 in 1991 and included commitment fees of approximately $2,210,000 in 1993 and $750,000 in 1992 and 1991.

    As of December 31, 1993, the Corporation has issued letters of credit totaling $347,560,000 relating to certain long-term contracts and other contractual obligations.

    In 1993, Martin Marietta Technologies, Inc., a wholly owned subsidiary (see Note J, page 48), and Martin Marietta Corporation replaced a previous credit facility with a 364-day revolving credit facility in the amount of $900 million expiring on March 30, 1994, and a three-year revolving credit facility in the amount of $1.3 billion that expires on March 31, 1996. Effective September 1, 1993, Martin Marietta Technologies, Inc., reduced the amounts committed under the facilities. The $900-million facility was reduced to $500 million and the $1.3-billion facility was reduced to $800 million. These borrowing facilities may be used for general corporate purposes. Under these credit facilities, the Corporation is subject to limitations on its financial leverage and a minimum coverage ratio as defined by the agreements.

    The financing agreements of Martin Marietta Corporation and its subsidiaries contain certain restrictive covenants, including requirements for limitations on encumbrances and on sale and lease-back transactions.

Note H:
Shareowners' Equity
- --------------------------------------------------------------------------------

The current authorized capital structure of Martin Marietta Corporation includes 20,000,000 shares of Series A Preferred Stock with par value of $1 a share (liquidation preference $50 per share), which pays dividends at an annual rate of $3.00 per share (6%) and are cumulative. In 1993, the Preferred Stock dividends became effective from the date of closing of the GE Transaction. As part of the consideration for the GE Transaction, the Corporation issued to GE all of the authorized and outstanding shares of Series A Preferred Stock of Martin Marietta, which shares are convertible into approximately 23% of the shares of Martin Marietta common stock after giving effect to such conversion (calculated as of December 31, 1993), and have an aggregate liquidation preference of $1 billion. The Series A Preferred Stock is nonvoting stock except in special circumstances, and GE and Martin Marietta have entered into a Standstill Agreement that imposes certain limitations on GE's ability to, among other things, acquire or dispose of Martin Marietta voting securities (see Note B, page 45).

    The Corporation's capital structure also includes 30,000,000 shares of Preferred Stock with par value of $1 a share, none of which is currently issued.

    In 1993, the Board of Directors authorized the repurchase of approximately
32.4 million of the Corporation's common shares for use in connection with the Corporation's Amended Omnibus Securities Award Plan, Performance Sharing Plan and for general corporate purposes. No share repurchases were made by the Corporation during 1993.

    The Corporation contributed 228,086 shares in 1993, 310,608 shares in 1992 and 318,663 shares in 1991 of its common stock to the Martin Marietta Performance Sharing Plan for Salaried Employees in accordance with provisions set forth in that plan.

    Under Maryland General Corporation Law, shares of common stock reacquired by a corporation constitute unissued shares. For financial reporting purposes, reacquired shares are recorded as reductions to issued common stock and to additional paid-in capital.

    At December 31, 1993, retained earings were unrestricted.


Note I:
Contingencies
- --------------------------------------------------------------------------------

In the opinion of management and counsel, the probability is remote that the outcome of litigation and other proceedings, including those pertaining to environmental matters (see Analysis of Financial Condition and Operating Results, page 58), relating to Martin Marietta and its subsidiaries, will have a material adverse effect on the results of the Corporation's operations or its financial position.


Note J:
Martin Marietta Technologies, Inc.
- --------------------------------------------------------------------------------

The GE Transaction resulted in a newly formed Maryland corporation, Martin Marietta Corporation. The former Martin Marietta Corporation changed its name to Martin Marietta Technologies, Inc.

    Upon consummation of the GE Transaction, Martin Marietta had the same common stockholders (holding the same number of shares) as Martin Marietta Technologies, Inc., had immediately prior to the GE Transaction. GE's sole equity interest in Martin Marietta following the consum-mation of the GE Transaction is its ownership of all of the authorized and outstanding shares of Series A Preferred Stock of Martin Marietta Corporation.

Summarized financial information for Martin Marietta Technologies, Inc., a wholly owned subsidiary of the Corporation, follows:

(millions)                            1993)    1992
Current assets                       $1,585   $1,434
Noncurrent assets                     3,163    2,166
Current liabilities                     825      586
Long-term debt                        1,161      475
Other noncurrent liabilities            886      594
Shareowners' equity                   1,876    1,945
- -------------------------------------------------------------------------------
Net sales                            $5,628   $5,954
Earnings from operations                583      549
Earnings before cumulative effect
  of accounting changes                 358      345
Cumulative effect of
  accounting changes                   (427)       -
Net earnings (loss)                     (69)     345
- --------------------------------------------------------------------------------

    Martin Marietta Corporation has guaranteed the payment of certain debt and other obligations of Martin Marietta Technologies, Inc. The total of such guarantees was $1.2 billion at December 31, 1993. Exposure to credit risk in the event of non-payment by the obligor is represented by the contractual amount of the relative instruments. No loss is anticipated under these guarantees. As of December 31, 1993, there were no restrictions on dividends or other distributions between Martin Marietta Technologies, Inc., and the Corporation.


Note K:
Leases
- --------------------------------------------------------------------------------
Total rental expense for all operating leases was $145,200,000 in 1993, $82,760,000 in 1992 and $97,280,000 in 1991.

    Future minimum rental commitments for all noncancelable operating leases are: $112,040,000 for 1994, $85,160,000 for 1995, $58,930,000 for 1996,
$41,630,000 for 1997, $33,330,000 for 1998 and $55,270,000 for later years.

Note L:
Stock Option and Award Plans
- --------------------------------------------------------------------------------

                                 Number of Shares            Option Price
- --------------------------------------------------------------------------------
                             Available     Options        Per Share      Total
                             for Grant   Outstanding        Range      (add 000)
- --------------------------------------------------------------------------------
YEAR 1992:
January 1                    3,224,900    3,681,750    $11.665-$29.25  $ 86,973
Additions                    1,287,778            -                 -         -
Options granted             (1,189,800)   1,189,800             25.75    30,637
Exercised                            -   (1,429,100)    11.665- 29.25   (30,936)
Deregistered                (3,250,300)           -                 -         -
Canceled                        31,400      (31,400)    19.750- 29.25      (759)
Expired                         (6,000)           -                 -         -
- --------------------------------------------------------------------------------
December 31                     97,978    3,411,050    $11.665-$29.25  $ 85,915
- --------------------------------------------------------------------------------
Exercisable at  December 31               1,208,050

YEAR 1993:
January 1                       97,978    3,411,050    $11.665-$29.25  $ 85,915
Additions                    2,095,300            -                 -         -
Options granted             (1,217,600)   1,217,600     40.375- 44.50    49,173
Awards granted                (170,000)           -
Exercised                            -     (803,850)    11.665- 29.25   (19,347)
Canceled                         8,800       (8,800)    19.938- 40.375     (259)
Expired                              -       (3,600)                -         -
- --------------------------------------------------------------------------------
December 31                    814,478    3,812,400    $19.750-$44.50  $115,482
- --------------------------------------------------------------------------------
Exercisable at  December 31               1,490,800
- --------------------------------------------------------------------------------

In 1992, the Corporation adopted an Omnibus Securities Award Plan, which was subsequently amended in 1993. Under the Amended Omnibus Securities Award Plan (Amended Omnibus Plan), employees of the Corporation may be granted stock-based incentive awards, including options to purchase common stock, stock appreciation rights, restricted stock or other stock-based incentive awards. These awards may be granted either singly or in combination with other awards. Under the Amended Omnibus Plan, the number of shares of stock available for awards in 1992 was 1.3% of the shares of common stock outstanding on December 31, 1991, and the number of shares of stock available for awards for each year in the period 1993 through 1996 shall not exceed 1.7% of the shares of common stock outstanding on December 31 of the previous year. The Amended Omnibus Plan further provides that for the years 1993, 1994 and 1995, an additional 0.5% of the shares of common stock outstanding on December 31 of the previous year may be granted if a corresponding percentage decrease in shares available for award is made the following year. Effective with the adoption of the Omnibus Securities Award Plan in 1992, no further grants of options, stock appreciation rights or restricted stock could be made under any of the Corporation's prior plans. However, all outstanding grants and awards under those prior plans will remain in effect in accordance with their terms.

    Under the Amended Omnibus Plan, the Corporation grants options to purchase its common stock at a price equal to the market value at the date of grant. These options become exercisable in three equal annual installments beginning one year after date of grant and expire 10 years from such date. The Amended Omnibus Plan allows the Corporation to provide for financing of purchases, subject to certain conditions, by interest-bearing notes payable to the Corporation.

    Prior stock option plans included the same grant pricing, vesting and expiration terms as the Amended Omnibus Plan. The 1984 Plan allows the Corporation to provide for financing of purchases, subject to certain conditions, by interest-bearing notes payable to the Corporation.

    The 1979 and 1984 Plans included stock appreciation rights granted simultaneously in equal number with the grant of stock options. These rights may be exercised independently of the options and entitle a grantee to receive in cash an amount equal to a percentage of the increase in the market value of the Corporation's common stock. The 1979 Plan limits these payments to 100% of the option price.

    The Amended Omnibus Plan provides for the award and issuance of common stock at par value subject to certain restrictions for a specified period of time. A total of 170,000 restricted shares was awarded under the Amended Omnibus Plan during 1993; no awards were made during 1992. Under the awards outstanding, participants are entitled to cash dividends and to vote their respective shares, but they are prohibited from selling or transferring shares during a restricted period. Upon adoption of the Omnibus Securities Award Plan in 1992 (as amended in 1993), no further awards could be made under the Restricted Stock Award Plan adopted in 1989, but the outstanding awards (totaling 116,000 shares) under that plan remain in effect in accordance with their terms.

Note M:
Post-Employment Benefit Plans
- --------------------------------------------------------------------------------
Martin Marietta and its consolidated subsidiaries sponsor a number of retirement plans that cover substantially all employees. Defined benefit plans for salaried and certain hourly employees provide benefits based on employees' years of service and compensation, either on a final or career average basis. Defined benefit plans for other hourly employees generally provide benefits of stated amounts for specified periods of service.

    The Corporation's defined benefit pension plans comply with three principal standards: the Employee Retirement Income Security Act of 1974 as amended (ERISA), which in conjunction with the Internal Revenue Code, determines legal minimum and maximum deductible funding requirements; U.S. Government Cost Accounting Standards (CAS), which in conjunction with Federal Acquisition Regulations, establish rules for determining and measuring contractors' pension costs; and Statement of Financial Accounting Standards No. 87, "Employers' Accounting for Pensions" (FAS 87), which establishes rules for financial reporting. FAS 87 requires the recognition of actuarial values on a "termination" rather than an "ongoing" basis and specifies that certain key actuarial assumptions be adjusted annually to reflect current, rather than long-term, trends in the economy.

    Consistent with the requirements of ERISA and CAS, it is the Corporation's funding policy to stabilize annual contributions as a percentage of payroll by utilizing the entry-age-normal actuarial cost method, with assumptions selected on the basis of long-term trends.

    On December 31, 1993, retirement plan assets, which are held in a master trust, were invested principally in listed stocks and bonds and cash equivalents.

    Certain health care and life insurance benefits are provided to eligible retirees by Martin Marietta or its consolidated subsidiaries. These benefit plans are funded by the Corporation through several trusts. For recently retired participants, the health benefits generally provide for cost sharing through participant contributions and copayments. For salaried employees who retired after 1992, there is an annual limit on the Corporation's contribution per participant.

    Prior to 1993, the Corporation recognized the costs of retiree health benefits on a claims-paid basis. These costs were $33 million in 1992 and $27 million in 1991.

    TheCorporation has adopted Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Post-retirement Benefits Other Than Pensions" (FAS 106),

- --------------------------------------------------------------------------------
The net pension cost of defined benefit plans included the following components (add 000):

                                               1993          1992         1991
Service cost-benefits earned during
 the period                              $  164,663    $  116,142   $  108,715
Interest cost                               272,581       183,114      172,084
Net amortization and other components       112,472      (113,846)       1,789
Actual return on assets                    (402,644)      (76,242)    (180,715)
- --------------------------------------------------------------------------------
Net pension cost                         $  147,072    $  109,168   $  101,873
================================================================================
Assumptions used as of December 31:
Plan discount rates                            7.5%     6.3%-7.5%    6.5%-7.8%
Rates of increase in future
 compensation levels                           6.0%          6.0%         6.0%
Expected long-term rate of return on
 assets                                       8.75%          8.0%         8.0%

The following table sets forth the defined benefit plans'
funded status and amounts recognized in the Corporation's
consolidated balance sheet as of December 31 (add 000):      1993         1992

Plan assets at fair value                              $4,048,738   $2,538,400
================================================================================
Actuarial present value of benefit
 obligations:
  Vested                                               $3,376,739   $2,202,994
  Non-vested                                               65,860       24,364
- --------------------------------------------------------------------------------
Accumulated Benefit Obligation (ABO)                   $3,442,599   $2,227,358
================================================================================
Projected Benefit Obligation (PBO)                     $4,240,711   $2,838,914
================================================================================
Reconciling Items:
Assets in excess of ABO                                $  606,139   $  311,042
Effect of estimated future pay increases                 (798,112)    (611,556)
- --------------------------------------------------------------------------------
Assets less than PBO                                     (191,973)    (300,514)
Unrecognized prior-service cost                            63,830      102,161
Unrecognized net assets                                   (36,757)     (40,602)
Unrecognized loss                                         216,770      285,038
- --------------------------------------------------------------------------------
Prepaid pension cost                                   $   51,870   $   46,083
================================================================================

effective January 1, 1993. FAS 106 requires that the cost of certain post-retirement benefits be recognized under an accrual method of accounting instead of the prior practice of expensing the cost of such benefits as paid. The Corporation has elected to expense in the first quarter of 1993 the liability accumulated through 1992 due to the change in accounting method. This one-time transition obligation of $656 million resulted in an after-tax charge to net income of $412 million in the first quarter of 1993.

    The Corporation's policy is to fund amounts that are consistent with the expense accrual under FAS 106, including an amortization payment for the transition obligation.

    Since 1988, the Corporation has made contributions to the irrevocable trusts established to pay future health benefits to eligible retirees and dependents. On December 31, 1993, plan assets were invested principally in listed stocks and bonds and cash equivalents.

- --------------------------------------------------------------------------------
The net periodic post-retirement benefit cost for 1993 includes the following components (add 000):


Service cost-benefits earned
  during the period                              $ 23,153
Interest cost                                      69,133
Net amortization and other components              12,586
Actual return on assets                           (30,447)
- ---------------------------------------------------------
  Net periodic cost                              $ 74,425
=========================================================
Assumptions used as of December 31:
  Discount rate                                      7.5%
  Expected long-term rate of return on assets       8.75%
- --------------------------------------------------------------------------------

    The trend rate for health care inflation is 8.5% for 1993 and 1994, trending down to 4.5% by 2001. The assumptions also include the impact of Medicare cost-sharing provisions which, when used in conjunction with the health care inflation rate, yields an effective health care cost-trend rate of approximately 12.5%.

- --------------------------------------------------------------------------------
The following table sets forth the post-retirement health care plans' funded status and estimated amounts recognized in the Corporation's consolidated balance sheet as of December 31, 1993 (add 000):


Plan assets at fair value                                           $  279,577
- ------------------------------------------------------------------------------
Actuarial present value of benefit obligations:
  Active employees, eligible to retire                              $   67,038
  Active employees, not eligible to retire                             314,218
  Former employees                                                     743,297
- ------------------------------------------------------------------------------
Accumulated Projected Benefit
  Obligation (APBO)                                                 $1,124,553
- ------------------------------------------------------------------------------
Assets less than APBO                                                  844,976
Unrecognized prior-service cost                                          7,189
Unrecognized gain                                                     (111,535)
- ------------------------------------------------------------------------------
  Post-retirement benefit liability                                 $  740,630
==============================================================================
- ------------------------------------------------------------------------------

    A 1% increase in the health care cost trend rate would increase the APBO by approximately 8.6%, and would increase the sum of the service cost and interest cost by approximately 8.6%.

    The Corporation has elected to adopt Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Post-employment Benefits" (FAS
112). FAS 112 mandates that the cost of certain post-employment benefits be recognized under an accrual method of accounting instead of the current practice of expensing the cost of such benefits as paid. The effect of this change in accounting method resulted in a one-time, after-tax charge to net income of $17 million.


Note N:
Other Income and Expenses
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

(add 000)                                      1993          1992         1991
Interest income                          $    8,245    $    6,035   $   12,664
Restructuring charge                              -             -      (70,000)
Royalty income                               32,094         9,729       14,007
Miscellaneous, net                            6,658         5,380      (15,651)
- -------------------------------------------------------------------------------
  Total                                  $   46,997    $   21,144   $  (58,980)

The restructuring charge in 1991 represents the estimated cost of closing and selling related assets of the Corporation's International Light Metals operation and resulted in an after-tax loss of $39 million, or 39 cents per share. International Light Metals ceased operations in August 1992.

    In 1991, miscellaneous includes the Corporation's equity in losses of $17,470,000 from International Light Metals Corporation.


Note O:
Selling, General and Administrative Expenses
- --------------------------------------------------------------------------------
Selling, general and administrative expenses included in cost of sales, other costs and expenses were $500,290,000 for 1993, $406,100,000 for 1992 and
$444,660,000 for 1991.


Note P:
Research and Development
- --------------------------------------------------------------------------------
Research and development expenses included in cost of sales, other costs and expenses were $280,100,000 in 1993, $199,950,000 in 1992 and $183,580,000 in
1991 and included independent research and development, systems studies, other concept formulation studies and bid and proposal work related to government contract products and services.

Note Q:
Taxes on Income
- --------------------------------------------------------------------------------
Effective January 1, 1993, the Corporation adopted Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes" (FAS 109). The impact of adopting the standard on the Corporation's earnings and financial position was not material. Prior years' financial statements have not been restated to apply the provisions of FAS 109. Income taxes for 1992 and 1991 are based on pre-tax financial statement income in accordance with Accounting Principles
Board Opinion  No. 11.

- --------------------------------------------------------------------------------

(add 000)                                         1993       1992       1991
Federal income taxes:
  Current                                       $230,960   $135,340  $ 385,400
  Deferred                                        11,900      9,800   (289,800)
- --------------------------------------------------------------------------------
    Total federal income taxes                   242,860    145,140     95,600
State income taxes:
  Current                                         25,480     19,820     49,480
  Deferred                                         3,520      2,040    (37,380)
- --------------------------------------------------------------------------------
    Total state income taxes                      29,000     21,860     12,100
Foreign income taxes                               3,140         --         --
- --------------------------------------------------------------------------------
    Total income taxes provided                 $275,000   $167,000  $ 107,700
================================================================================
The Corporation's effective income tax rate varied from
 the statutory United States income tax rate because
 of the following differences:

                                                     1993       1992       1991
Statutory tax rate                                  35.0%      34.0%      34.0%
Increase (reduction) in tax rate from:
  Deferred tax reversal                               --       (1.3)     (11.0)
  Research and development credit                     --        (.3)        --
  Nondeductible amortization                         1.4         --         --
  State income taxes                                 2.6        2.8        1.9
  Other items                                       (1.1)      (2.6)        .7
- --------------------------------------------------------------------------------
                                                     2.9       (1.4)      (8.4)
- --------------------------------------------------------------------------------
   Effective tax rate                               37.9%      32.6%      25.6%
================================================================================
- --------------------------------------------------------------------------------

- --------------------------------------------------------------------------------
    The Corporation's effective income tax rate was reduced in 1991 principally as a result of the reversal of deferred taxes associated with long-term contracts, previously provided at 46% or 40%, such rates being higher than the reduced statutory rates in effect since 1988.

- --------------------------------------------------------------------------------

The componenets of the provision for
deferred income taxes for the years
ended December 31, are as follows        Liability       Deferred     Deferred
(add 000):                                  Method         Method       Method
- --------------------------------------------------------------------------------
                                              1993           1992         1991
Deferral of profits on long-term
 contracts                                 $42,296       $ (1,660)   $(312,860)
Tax depreciation and amortization            1,948         (9,230)     (21,690)
Employee benefits                          (65,513)         8,280       30,530
Financial reserves                          47,084         13,170      (24,370)
Other items                                (12,395)         1,280        1,210
- --------------------------------------------------------------------------------
                                           $15,420        $11,840    $(327,180)
================================================================================
- --------------------------------------------------------------------------------

    Deferred federal and state tax provisions include the tax effects of financial reserves in 1992 for the ATARS reconnaissance system and reversals for the ADATS air defense system, International Light Metals and Commercial Titan; and in 1991 for International Light Metals and reversals for ADATS and Commercial Titan.

    Deferred income taxes on the consolidated balance sheet reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Corporation does not believe a valuation allowance is required.

    The primary components of the Corporation's deferred tax assets and liabilities at December 31, 1993, were as follows:

- --------------------------------------------------------------------------------
Deferred Assets (Liabilities)
(add 000)
Deferral of profits on long-term contracts                            $201,760
Property, plant and equipment
 and intangible assets                                                (287,228)
Employee benefits                                                      330,226
Financial reserves                                                     122,457
Other items                                                             77,546
- --------------------------------------------------------------------------------
                                                                      $444,761
================================================================================
- --------------------------------------------------------------------------------

    Profits on long-term contracts are reported on the completed contract method for contracts entered into prior to March 1, 1986, and on the percentage-of-completion capitalized cost method for contracts entered into after February 28, 1986. The amounts also include the effect of the tax deduction of certain costs in contracts-in-progress inventories.

    Deferred income taxes relating to contracts are classified as current if the related contract is expected to be completed within the following year; otherwise, they are classified as noncurrent.

    Income tax payments were $260,900,000 in 1993, $183,000,000 in 1992 and
$376,500,000 in 1991.

Note R:
Industry Segments (millions)

- -----------------------------------------------------------------------------------------------------------------------------------
                                                                                                               Depreciation
                                            Assets Employed                 Property  Additions         Depletion, Amortization
- -----------------------------------------------------------------------------------------------------------------------------------
                                       1993          1992        1991       1993       1992      1991    1993       1992       1991
Electronics                        $2,948.7      $1,008.1    $1,103.1     $ 65.6     $ 61.0    $ 68.3  $146.4     $ 81.7     $ 79.0
Space                               1,597.6         832.0     1,069.0       64.8       41.7      33.8    85.4       43.3       42.5
Information                         1,161.9         270.6       306.9       22.9       18.9      47.4    51.6       42.3       48.5
Services                              218.3          32.3        26.8        2.0         .8       1.8     3.2         .6         .5
Materials                             463.7         418.7       393.1       54.4       49.5      46.1    34.4       39.8       39.7
Energy and Other                      299.4         198.3       240.8       13.6        9.3      19.9    27.9       12.9        9.0
- -----------------------------------------------------------------------------------------------------------------------------------
   Total operating segments         6,689.6       2,760.0     3,139.7      223.3      181.2     217.3   348.9      220.6      219.2
Corporate                           1,025.8         713.8       660.0         .1         .3        .8     1.1        5.5        5.9
Investments                            29.5         125.8       108.3
- -----------------------------------------------------------------------------------------------------------------------------------
   Total                           $7,744.9      $3,599.6    $3,908.0     $223.4     $181.5    $218.1  $350.0     $226.1     $225.1
===================================================================================================================================
- -----------------------------------------------------------------------------------------------------------------------------------

Description of Industry Segments The Corporation operates in the following principal business segments:

Electronics Group is engaged in the design, development, engineering and production of high-performance electronic systems for undersea, shipboard, land-based and airborne applications. Major product lines include advanced technology missiles, night navigation and targeting systems for aircraft; submarine and surface ship combat systems; airborne, ship- and land-based radar; control systems; ordnance; and aircraft component manufacturing and assembly.

Space Group is engaged in the design, development, engineering and production of civil and military space launch vehicles, satellites, spacecraft and space- and ground-based strategic systems; surface- and space-based information and communications systems; and the Space Shuttle External Tank and associated electronics and instrumentation.

Information Group is engaged in the design, development, integration and operation of information systems, including simulation and automated test systems and image processing, for government and commercial applications.

Services Group provides technical and management services, including engineering, operation and maintenance of radar, telemetry communications and instrumentation systems, training and manufacturing assembly-for government and industry.

Materials Group comprises aggregates operations principally engaged in producing and selling crushed stone, sand and gravel, primarily for highways and general construction, and magnesia specialties operations, which produce and sell refractory materials and other magnesia products used in steel production, chemical processing purification and other industrial applications.

Energy and Other operations consist of the Corporation's activities associated with the U.S. Department of Energy research, fabrication, assembly and technology transfer operations; real estate subsidiaries in Florida and Maryland; research laboratories; International Light Metals from December 9, 1991, until August 31, 1992, when this business ceased operations; and other miscellaneous activities.

    Corporate assets consist principally of cash and cash equivalents, deferred tax assets and general corporate properties and, in 1992 and 1991, benefit plan trusts.

    The Corporation is the managing contractor for Department of Energy facilities in Tennessee, Kentucky, Ohio, Florida, New Mexico, California and New York. The contractual arrangements provide for the Corporation to be reimbursed for the cost of operations and receive a fee for performing management services. The Corporation reflects only the management fee in its sales and earnings for these government-owned facilities. In addition, applicable employee benefit plans are separate from the Corporation's.

    Sales made directly or under subcontract to the U.S. Government amount to approximately $3.55 billion in 1993, $1.75 billion in 1992 and $1.89 billion in 1991 for Electronics; $3.20 billion in 1993, $3.04 billion in 1992 and $3.09 billion in 1991 for Space; $1.08 billion in 1993, $.36 billion in 1992 and $.39 billion in 1991 for Information; and $341 million in 1993, $65 million in 1992 and $42 million in 1991 for Services.

    Goodwill and intangible amortization in 1993 was $35.3 million for Electronics, $19.3 million for Space, $19.9 million for Information, $3.7 million for Services and $2.5 million for Materials.

    See page 61 of the Analysis of Financial Condition and Operating Results for sales and operating profit data for each reportable segment.

REPORT OF INDEPENDENT AUDITORS


Board of Directors and Shareowners
Martin Marietta Corporation:
- --------------------------------------------------------------------------------
We have audited the accompanying balance sheet of Martin Marietta Corporation and consolidated subsidiaries as of December 31, 1993 and 1992, and the related statements of earnings, shareowners' equity and cash flows for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Martin Marietta Corporation and consolidated subsidiaries at December 31, 1993 and 1992, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles.

    As discussed in Note M and Note Q to the consolidated financial statements, in 1993 the Corporation changed its method of accounting for post-retirement and post-employment benefits and income taxes.

/s/ Ernst & Young

Washington, D.C.
January 21, 1994



STATEMENT OF FINANCIAL RESPONSIBILITY

Shareowners
Martin Marietta Corporation:
- --------------------------------------------------------------------------------
The management of Martin Marietta Corporation is responsible for the consolidated financial statements and all related financial information contained in this report. The financial statements, which include amounts based on estimates and judgments, have been prepared in accordance with generally accepted accounting principles applied on a consistent basis.

    The Corporation maintains a system of internal accounting controls designed and intended to provide reasonable assurance that assets are safeguarded, that transactions are executed and recorded in accordance with management's authorization and that accountability for assets is maintained. An environment that establishes an appropriate level of control-consciousness is maintained and monitored and includes examinations by an internal audit staff and by the independent auditors in connection with their annual audit.

    The Audit and Ethics Committee of the Board of Directors, which consists of eight outside directors, meets periodically and, when appropriate, separately withthe independent auditors, management and the internal auditors to review the activities of each.

    The financial statements have been audited by Ernst & Young, independent auditors, whose report appears on this page.


/s/ Marcus C. Bennett

Marcus C. Bennett
Vice President and Chief Financial Officer

ANALYSIS OF FINANCIAL CONDITION AND OPERATING RESULTS

Martin Marietta continued in excellent overall financial condition during 1993 and maintains adequate capital resources to operate, compete and grow in an increasingly challenging and competitive marketplace.

    Financial results for 1993, which include the aerospace businesses of GE that were combined with Martin Marietta on April 2, 1993, produced earnings from operations of $788 million-a 44% increase over 1992-on sales of $9.4 billion and a year-end backlog of undelivered orders of $16.7 billion.

    The Corporation's debt-to-capitalization ratio at December 31, 1993, was 39%, after absorbing a $1.4-billion increase in long-term debt associated with the GE Transaction and a $429-million after-tax charge resulting from the effects of certain changes in accounting adopted in 1993.

    In July, the Board of Directors approved a two-for-one split of the Corporation's common stock (in the form of a stock dividend) and increased the dividend rate on common stock by 12 cents, or 7.1%, on a pre-split, annualized basis. Both actions were effective in the third quarter of 1993.

    The Corporation's 1993 after-tax earnings increased 30% from 1992, excluding changes in accounting. Fully diluted earnings per share for the year, before the effect of the accounting changes, were $3.80, up from the split-adjusted $3.60 reported for 1992. These increases in earnings and earnings per share were achieved despite a significant increase in the Corporation's effective income tax rate in 1993. The average number of shares also increased significantly in 1993, reflecting the effect of the convertible preferred stock issued in connection with the GE Transaction. Martin Marietta's return on average shareowners' equity for 1993 was 19%. At year-end, total shareowners' equity reached a record $2.9 billion.

    Conforming with the Corporation's acquisition strategy in aerospace and defense-related businesses, the Corporation signed an agreement in December 1993 to purchase the Space Systems Division of General Dynamics Corporation. This would allow the Corporation to enter the intermediate-lift space launch vehicle market with the Atlas series of launch vehicles. The acquisition is subject to certain regulatory approvals and the satisfaction of certain other conditions, and is expected to close during the first half of 1994. It will be accounted for under the purchase method of accounting. Operating results will be included with those of the Corporation effective upon the closing date.

    In December 1993, Martin Marietta Materials, Inc., a wholly owned subsidiary of Martin Marietta Technologies, Inc., filed a registration statement with the Securities and Exchange Commission for an underwritten public offering of Martin Marietta Materials' common stock. The proposed offering will consist of 7,650,000 shares plus a 30-day over-allotment option for the underwriters to purchase up to

1,147,500 additional shares. The initial public offering by Martin Marietta Materials is dependent upon market conditions, but is expected in February 1994, after which the Corporation will own approximately 83% of the outstanding stock of the company, or 81% if the overallotment is exercised.

Business Environment

Martin Marietta's major business units principally serve government and commercial customers in the aerospace and defense markets. These business units also serve military and civil government customers as well as commercial customers in the information, communications, construction aggregates and specialty chemical businesses. Like many other businesses, Martin Marietta's markets are increasingly affected by global and regional economic and political cycles. In addition to these general marketplace conditions, the Corporation's major business units also are affected by the unique characteristics of the defense and aerospace industries.

    The Corporation's defense and aerospace businesses are intensely competitive and are subject to uncertainties, including those resulting from changes in federal budget priorities, particularly the size and scope of the national defense and space budgets. However, Martin Marietta's broadly diversified programs and emphasis on high-priority programs and systems lessens somewhat the Corporation's exposure to continued defense- and space-related spending reductions. Defense budgets have been declining since the mid- to late-1980s, and this general market decline and concomitant increased competition within the defense and aerospace industries are expected to continue over the next few years. Continued uncertainty exists over the size and scope of future defense and space budgets and the resulting impact on specific programs. Consequently, some of the Corporation's products and programs have been subject to stretch-out, curtailment or termination. Additionally, since details of the fiscal year 1995 defense and space budgets are not known, ultimate spending reductions and funding limitations could result in cancellations, deferments or delays in existing or emerging programs.

    Aerospace and defense businesses also have been adversely affected by Department of Defense procurement methods over the past several years. In addition to increased requirements for fixed-price development contracting, defense contractors have been required to make greater investments in certain new programs, the recoverability of which is sometimes dependent upon future orders or the exercise of negotiated production options. As a result, the Corporation's financial statements reflect an increased demand on working capital. However, the Department of Defense recently reversed these policies, and new contracts are beginning to reflect these changes. Changes in federal income tax laws have also increased tax rates and accelerated cash payments for taxes relating to long-term contracts. It should be noted that, recently, contract progress payment rates have been decreased.

    In September 1993, the Corporation announced a facilities consolidation plan that is expected to reduce operating costs by $1.5 billion over the next five years. Management believes the restructuring plan will enhance the Corporation's ability to remain competitive and better serve its customers. Under the plan, approximately five million square feet of capacity will be eliminated at facilities in various locations. The consolidation plan, which focuses on facilities, is concurrent with ongoing actions addressing employment levels. The estimated cost of restructuring and integrating the former GE Aerospace operations into the Corporation was recognized as part of the purchase price allocation (see Business Combination with GE Aerospace on page 58). The $30-million estimated cost of the Corporation's restructure plans that does not relate to the assets acquired in the GE Transaction was charged to operating earnings in 1993.

    Certain of Martin Marietta's current U.S. Air Force launch vehicle contracts contain mission success incentive provisions that could have a significant effect on the future profitability of these programs. The provisions enable the Corporation to earn significant fees for successful flights, but also significantly reduce fee availability in the event of unsuccessful missions. Additionally, the terms of certain of the Corporation's Department of Energy contracts provide the opportunity to increase significantly the fee earned by the Corporation based upon its performance and, at the same time, provide for the Corporation's assumption of a significantly higher level of accountability for its activities in managing Department of Energy facilities.

    As a U.S. Government contractor, Martin Marietta's government contracts and operations are subject to government investigations. The government may investigate and make inquiries of the Corporation's business practices and conduct audits of contract performance and cost classification. These investigations may lead to claims which have been or may be asserted against the Corporation. Under U.S. Government procurement regulations and practice, an indictment of a government contractor could result in the contractor being fined, suspended for a period of time from eligibility for bidding on, or for award of, new government contracts; a conviction could result in debarment for a specified term from government contracts. Although the outcome of such investigations and inquiries cannot be predicted, in the opinion of management there are no claims, audits or investigations pending against the Corporation that are likely to have a material adverse effect on either the Corporation's business or its consolidated financial position or results of operations.

    Martin Marietta's expanding participation in civil and commercial markets is affected in part by slow economic growth, as well as pressures to reduce public sector spending levels. The Corporation's construction aggregates business is sensitive to regional economic conditions and to cyclical swings in construction spending and changes in levels of federal and state governments' infrastructure-related spending. The Corporation's aggregates markets are concentrated princi-pally in the Southeast and Midwest and therefore are dependent upon the economies of those regions. During 1993, those regions experienced economic growth rates above the national average; however, there can be no assurance that this trend will continue. Although shipments in the Midwest region were adversely affected during the year by severe rains and flooding, the Corporation anticipates that shipments will increase with the rebuilding of flood-damaged areas. The Corporation continues to take advantage of strategic acquisition opportunities that may arise in the construction aggregates industry.

    The Corporation is involved in environmental clean-up matters, including matters at various sites where it has been designated a Potentially Responsible Party (PRP) by the U.S. Environmental Protection Agency. In the event the Corporation is ultimately found to have liability at those sites where it has been designated a PRP, while the Corporation is jointly and severally liable with the other PRP's and, therefore, strictly liable for the entire cost of remediation, it anticipates that the actual burden for the costs of remediation will be shared with other PRPs. Additionally, the Corporation's insurers that provided liability coverage for environmental matters during relevant periods are participating in the Corporation's efforts under a reservation of rights. The nature of these environmental matters makes it difficult to estimate the timing and amount of any future costs that may be necessary for remedial measures.

    The Corporation currently is unable to predict the outcome of these matters, inasmuch as the actual costs of remedial actions have not been determined and the allocation of liabilities among parties that ultimately may be found liable remains uncertain. The Corporation records appropriate financial statement accruals for environmental issues in the period in which liability is established and the amounts can reasonably be estimated. The Corporation's accrued liability was approximately $50 million at December 31, 1993. Management believes, however, that it is unlikely that any additional liability it may incur for known environmental issues would have a material adverse effect on its consolidated financial position or results of operations.

    The consolidated financial statements and related information on pages 40 through 54 should be read in conjunction with the following review.

Business Combination With GE Aerospace

On November 22, 1992, Martin Marietta Corporation entered into a Transaction Agreement with General Electric Company (GE) to combine the aerospace and certain other businesses of GE (collectively the "GE Aerospace businesses") with the businesses of Martin Marietta Corporation in the form of affiliated corporations. The transaction (the "GE Transaction") was consummated on April 2, 1993.

    The exchange consideration for the GE Transaction consisted of cash, preferred stock, retention by GE of certain accounts receivable and the assumption of payment obligations related to certain GE indebtedness. The GE Transaction has been accounted for under the purchase method of accounting, wherein approximately $1.9 billion in goodwill was recognized by the Corporation after recording approximately $700 million in other intangibles (representing the estimated fair-market value of certain assets) and other purchase adjustments necessary to allocate the purchase price to the value of assets acquired and liabilities assumed. Goodwill is being amortized over a 40-year period, and the other intangibles are being amortized over a 15-year period.

Liquidity and Capital

At December 31, 1993, net working capital stood at $638 million and shareowners' equity had increased to a record $2.9 billion, reflecting the issuance of $1 billion in preferred stock in connection with the GE Transaction and absorption of a $429-million after-tax charge during the year from the changes in accounting for post-retirement and post-employment benefits. In April 1993, the Corporation assumed approximately $750 million of payment obligations (including approximately $16 million of accrued interest) as part of the GE Transaction and issued $700 million of long-term debt. Long-term debt was $1.8 billion at year-end, and the ratio of long-term debt to total capitalization was 39% at December 31, 1993, compared with 20% a year earlier. The 39% debt-to-capitalization ratio at year-end was down from the 44% ratio that reflected the consummation of the GE Transaction.

    Net cash flow provided by operating activities was $640 million in 1993, $678 million in 1992 and $179 million in 1991. The 1993 cash flow was principally from earnings before deducting non-cash charges for depreciation, amortization and accounting changes, net of income tax payments of $261 million made during the year. The cash flow from operating activities in 1992 was principally from earnings, depreciation and decreases in receivables and inventories, net of changes in Commercial Titan deferred revenue and $183 million in income tax payments made during the year. The 1991 cash flow was principally from earnings and depreciation, net of increased demand for working capital and income tax payments of $377 million.

    Net capital expenditures were $215 million in 1993, $171 million in 1992 and $212 million in 1991. In December 1993, the Board of Directors approved new capital authorizations of $221 million.

    Net cash consideration of $883 million was paid to GE in connection with the GE Transaction. Cash flow of $109 million was generated primarily from the sale of the majority of the Corporation's portfolio of marketable investment securities. In December 1993, the Corporation defeased in-substance $103 million of payment obligations assumed in connection with the GE Transaction.

Capital Structure and Resources

The GE Transaction had a significant impact on the capital structure and resources of the Corporation in 1993. In addition to the issuance of $1 billion of convertible preferred stock, the Corporation added $1.4 billion of long-term debt and replaced its previous credit facility with two new facilities.

    Martin Marietta's internal cash flows and access to capital markets are expected to continue to be sufficient to provide the capital resources necessary to support operating needs and cover debt service requirements. The Corporation's senior debt (which is issued through Martin Marietta Technologies, Inc. and guaranteed by Martin Marietta Corporation) is rated A by Standard & Poor's, A2 by Moody's and A by Duff & Phelps. Martin Marietta's commercial paper is rated A-1 by Standard & Poor's, P-2 by Moody's and Duff-1 by Duff & Phelps.

    Upon consummation of the GE Transaction, Martin Marietta Technologies, Inc., a wholly owned subsidiary, and Martin Marietta Corporation replaced a previous credit facility with a $900-million, 364-day revolving credit facility expiring on March 30, 1994, and a three-year revolving credit facility in the amount of $1.3 billion expiring on March 31, 1996. These borrowing facilities may be used for general corporate purposes. The Corporation borrowed $500 million under the three-year credit facility to partially finance the GE Transaction at closing. The $500 million was subsequently repaid and has been replaced by long-term debt securities issued to the public in April 1993. Effective September 1, 1993, Martin Marietta Technologies, Inc., permanently reduced the amounts committed under the facilities. The $900-million credit facility was reduced to $500 million, and the $1.3-billion facility was reduced to $800 million. At December 31, 1993, no amounts were outstanding under either credit facility. Martin Marietta Technologies has a shelf registration on file with the Securities and Exchange Commission for offering up to $300 million of debt securities, which may be issued from time to time. Such debt securities would be obligations of Martin Marietta Technologies, Inc., that would be fully and unconditionally guaranteed by Martin Marietta Corporation. The Corporation's ability to issue such debt securities at any time is dependent, among other things, upon market conditions.

    Under a 1993 authorization from the Board of Directors, the Corporation may repurchase approximately 32.4 million shares, on a post-split basis, for use in connection with the Corporation's Amended Omnibus Securities Award Plan, Performance Sharing Plan and for general corporate purposes. No shares were repurchased by the Corporation during 1993.

                             [GRAPH APPEARS HERE]

Backlog

The Corporation's firm backlog of undelivered orders was $16.7 billion at December 31, 1993, compared with $8.9 billion at December 31, 1992, and $11.0 billion at December 31, 1991. Approximately 38% of the undelivered orders at December 31, 1993, are expected to be filled within one year.

    Reported backlog at December 31, 1993, does not include approximately $3.7 billion of negotiated and priced, but unexercised, production options for certain of the Corporation's major aerostructure and satellite contracts and for various electronics, space, information and services programs. The exercise of these options is at the discretion of the customer and, in the case of U.S. Government contracts, dependent on future government funding.

    Reported backlog also does not include approximately $12 billion in equivalent sales under the Corporation's Department of Energy management and operations contracts, since the management fee earned is the only item reflected in the consolidated financial statements. The underlying incurred costs associated with operating these Department of Energy facilities are not reflected in any way in the Corporation's reported sales. Martin Marietta has contracts to manage Department of Energy facilities in Tennessee, Kentucky, Ohio, Florida, New Mexico, California and New York. Management fees earned with respect to Department of Energy management and operations contracts are reflected with the Corporation's "Energy and Other" activities for segment reporting purposes.

New Accounting Standards

The Corporation adopted Statement of Financial Accounting Standards No. 106, "Employers Accounting for Post-retirement Benefits Other Than Pensions" (FAS
106), effective January 1, 1993. FAS 106 requires that the cost of certain post-retirement benefits be recognized under an accrual method of accounting instead of the prior practice of expensing the cost of such benefits as paid. The Corporation elected to expense the liability accumulated through 1992 due to the change in accounting method. This one-time transition obligation of $656 million resulted in an after-tax charge to net income of $412 million in the first quarter of 1993.

    The Corporation elected to adopt Statement of Financial Accounting Standards No. 112, "Employers Accounting for Post-employment Benefits" (FAS 112). FAS 112 mandates that the cost of certain post-employment benefits be recognized under an accrual method of accounting instead of the current practice of expensing the cost of such benefits as paid. The effect of this change in accounting method resulted in a one-time, after-tax charge to net income of $17 million.

    Effective January 1, 1993, the Corporation adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (FAS 109). The impact of adopting the standard on the Corporation's earnings and financial position was not material. Prior years' financial statements have not been restated to apply the provisions of FAS 109. Income taxes for 1992 and 1991 are based on pre-tax financial statement income in accordance with Accounting Principles Board Opinion No. 11.

Results of Operations

Net sales were approximately $9.4 billion in 1993 and $6.0 billion in 1992. Net sales increased $3.48 billion, or 58%, in 1993 and declined $121 million, or 2%, in 1992. Net sales for 1993 include sales of the former GE Aerospace businesses that were combined with Martin Marietta Corporation in April 1993.

    The Electronics Group had 1993 sales of $3.9 billion, which were $2.0 billion, or 106%, higher than in 1992. Sales in 1992 were $235 million, or 11% lower, than in the previous year. The 1993 gains reflect the performance of Ocean, Radar & Sensor Systems, Government Electronic Systems and Defense Systems. The sales performance of those units was reduced by sales declines from Postal Systems and the Group's LANTIRN targeting and navigation system. In 1992, sales gains from Postal Systems and Aero & Naval Systems were offset by a 20% decline in Electronics & Missiles sales. This decline was principally due to a decrease in LANTIRN sales.

    The Space Group, with 1993 sales of $3.4 billion, had a sales increase of $387 million, or 13%, in 1993, after a decline of $49 million, or 2%, in 1992. The Air Force Titan IV program, which had a sales increase of 7% in 1993 after declining 6% in 1992, was the principal contributor to the Group's total sales and earnings in both years. The $11.3-billion Titan IV fixed-price-incentive program is the Corpo-ration's largest and contributed 1993 sales of $1.55 billion. In 1993, sales from the Group's Astro Space unit more than offset anticipated revenue declines on the External Tank program, the completed Commercial Titan program and several other space launch programs.

                             [GRAPH APPEARS HERE]

                             [GRAPH APPEARS HERE]

    The Information Group had 1993 sales of $1.4 billion, which were $775 million, or 126%, higher than in 1992. Sales in 1992 were $38 million, or 7%, greater than in 1991. Sales from the Group's Management & Data Systems and Automated Systems units were the principal reason for the sales gains in 1993; the sales increase in 1992 was principally from the Information Systems unit.

    Services Group sales increased $378 million in 1993 and $25 million in 1992. The large increase in 1993 is primarily attributable to sales from Martin Marietta Services, Inc., included in the Group's results from April 2, 1993.

    Materials Group sales increased by 11% in 1993 and 10% in 1992, mainly from sales of construction aggregates, which grew 16% in 1993 and 12% in 1992. Aggregates' sales performance reflects improvements in construction markets and increased production capacity resulting from acquisitions and new production facilities.

    Electronics Group operating profits increased 126% in 1993 and decreased 20% in 1992. The gains in 1993 reflect principally the performance of Ocean, Radar & Sensor Systems, Government Electronic Systems and Defense Systems. The decline in 1992 is due to reduced LANTIRN program activities and to recognition of estimated losses and program investments in Postal Systems that offset improved Aero & Naval Systems earnings.

    Operating profits for the Space Group decreased 18% in 1993 and increased 7% in 1992. In 1993, lower Titan IV and External Tank program profits were partially offset by Astro Space earnings. During 1993, Martin Marietta's Space Group suffered the failure of three satellites and a Titan IV launch vehicle. Following a Martin Marietta-sponsored investigation, the Space Group established a formal Mission Assurance program. Through this program, the Space Group is strengthening its systems engineering, establishing formal Mission Success offices within all of its operating units, expanding its product integrity engineering system and increasing employee training. The failures did not result in a material adverse impact on the Corporation's financial position or results of operations as of and for the year ended December 31, 1993. This Group's gains in 1992 reflect a 25% growth in profits on the Air Force Titan IV program and include recognition of mission success incentives on that program.

- --------------------------------------------------------------------------------

Net Sales and Operating Profit
By Industry Segments
(millions)
                                                       Net Sales                    Operating Profit
- -------------------------------------------------------------------------------------------------------
                                              1993       1992       1991         1993     1992     1991
Electronics                               $3,930.5   $1,906.0   $2,140.8       $333.5   $147.3   $183.8
Space                                      3,441.7    3,054.3    3,103.6        249.3    304.1    285.0
Information                                1,391.6      617.0      579.2        127.1     34.0     43.7
Services                                     458.2       80.3       55.5         28.5      2.2     (2.1)
Materials                                    452.9      408.3      371.7         77.3     58.6     52.7
Energy and Other                             117.4      121.5       76.9         42.6     45.0     33.3
- -------------------------------------------------------------------------------------------------------
                                           9,792.3    6,187.4    6,327.7        858.3    591.2    596.4
Intersegment sales                          (356.6)    (233.1)    (252.3)
- ------------------------------------------------------------------------
Total operating segments                  $9,435.7   $5,954.3   $6,075.4
========================================================================
Corporate                                                                       (31.3)   (25.8)   (34.2)
Investments                                                                       8.5      4.9    (83.7)
Interest expense                                                               (110.2)   (57.9)   (57.7)
- -------------------------------------------------------------------------------------------------------
Earnings before Taxes on Income
 and Cumulative Effect of Accounting
 Changes                                                                      $ 725.3   $512.4   $420.8
========================================================================================================

    Information Group operating profits increased $93 million, or 274%, in 1993 after declining by $10 million in 1992. Earnings from Management & Data Systems and Automated Systems were the primary reasons for the 1993 gains. Services Group operating profits rose $26 million in 1993 and $4 million in 1992.

    Materials Group operating profits increased 32% in 1993 and 11% in 1992, principally due to its aggregates operations. Aggregates profits rose 50% in 1993 and 20% in 1992. These gains were due to improvements in construction markets and increased output from acquisitions and new production facilities.

    Other income and expenses, net (see page 40) increased $26 million in 1993 and $80 million in 1992. The increase in 1993 is principally attributable to higher royalty income earned in 1993 versus 1992. In 1991, other income and expenses included a $70-million pre-tax charge ($39 million after-tax, or 39 cents per share) in connection with restructuring the Corporation's International Light Metals operation and $17 million of equity losses representing the Corporation's share of losses incurred by that operation, which is now closed.

    Interest expense on debt rose $52 million, or 90%, in 1993, after remaining essentially flat between 1992 and 1991. The increase in 1993 was due to the $1.4-billion increase in long-term debt during the second quarter of 1993. The Corporation issued $700 million in long-term debt in April 1993, and assumed $750 million of GE payment obligations (including approximately $16 million of accrued interest) in connection with the GE Transaction. In 1992, lower interest expense on the Corporation's Adjustable Rate Note issue, which was partially redeemed on May 1, 1992, was offset by the full-year interest on the $200 million of notes issued by the Corporation in March 1991.

    The effective income tax rate for 1993 was 37.9%, compared with 32.6% in 1992 and 25.6% in 1991. On August 10, 1993, the Omnibus Budget Reconciliation Act of 1993 increased the corporate federal income tax rate from 34% to 35%, effective January 1, 1993; its impact was reflected in the Corporation's third quarter results. The Corporation's effective income tax rate for 1993 is higher than the current corporate federal income tax rate of 35% due to differences between book and tax accounting arising from the amortization of goodwill associated with the GE Transaction and state income taxes. The effective income tax rates varied from the statutory rate in 1991 principally as a result of the reversal of deferred taxes associated with long-term contracts previously provided at rates higher than statutory rates in effect since 1988.

    The sum of per-share earnings, assuming full dilution, by quarter does not equal earnings per share for the year ended December 31, 1993, because the average number of shares outstanding increased during the second quarter of 1993 as a result of the assumed conversion of the convertible Series A preferred stock.

    The sum of per-share earnings by quarter does not equal earnings per share for the year ended December 31, 1992, due to the effect of share repurchases during 1992.

    The impact of inflation has become less significant with lower inflation rates in recent years. When the Corporation incurs higher costs to replace productive facilities, increased depreciation generally is countered by increased productivity, increased selling prices and other offsetting factors.

- ------------------------------------------------------------------------------------------------------------------------
(millions, except per share)
                                                 Earnings       Earnings before Cumulative Effect
Quarter            Net Sales                  from Operations        of Accounting Changes       Net Earnings   (Loss)
- ------------------------------------------------------------------------------------------------------------------------
                  1993        1992             1993       1992            1993     1992             1993+        1992
First         $1,168.6    $1,371.5         $  124.6   $  120.9         $  76.4  $  74.6       $   (353.0)     $  74.6
Second         2,613.3     1,584.4            222.1      157.3           124.1     99.0            124.1         99.0
Third          2,466.1     1,548.8            223.6      147.1           131.1     96.1            131.1         96.1
Fourth         3,187.7     1,449.6            218.2      123.9           118.7     75.7            118.7         75.7
- ------------------------------------------------------------------------------------------------------------------------
Year          $9,435.7    $5,954.3         $  788.5   $  549.2         $ 450.3  $ 345.4       $     20.9      $ 345.4
========================================================================================================================

                       Earnings Per Common Share                     Common Dividends Paid and Stock Prices
                 before Cumulative Effect of Accounting                                      Market Price
Quarter              Changes, Assuming Full Dilution        Dividends Paid      High      Low           High      Low
- ----------------------------------------------------------------------------------------------------------------------
                           1993+           1992             1993       1992         1993                    1992
First                    $  .81         $   .76         $   .21     $ .1875   $37.44   $32.00          $29.75   $25.00
Second                      .99            1.03             .21       .1875    39.94    35.81           27.44    24.94
Third                      1.04            1.02             .225      .21      44.875   39.06           29.31    25.25
Fourth                      .94             .81             .225      .21      46.625   40.375          35.25    27.75
- ----------------------------------------------------------------------------------------------------------------------
Year                     $ 3.80*        $  3.60**       $  0.87     $ .795
===========================================================================

+ First quarter 1993 earnings have been restated from the amounts originally reported to reflect the Corporation's adoption in 1993 of Statement of Financial Accounting Standards No. 112, "Employers Accounting for Post-employment Benefits." The after-tax charge for the change in accounting for post-employment benefits was $17.4 million or 18 cents per common share. The loss per common share from the changes in accounting for post-retirement benefits and post-employment benefits was $4.53 in the first quarter of 1993 and $4.51 for the full year.

* The sum of per-share earnings by quarter does not equal earnings per share for the year because the average number of shares outstanding increased during the second quarter of 1993 as a result of the assumed conversion of the convertible Series A preferred stock.

** The sum of per-share earnings by quarter does not equal earnings per share for the year due to the effect of share repurchases.
- --------------------------------------------------------------------------------

Five Year Summary
- --------------------------------------------------------------------------------

(add 000, except per share)                               1993         1992        1991         1990        1989
Operating Results

Net sales                                           $9,435,689   $5,954,292  $6,075,415   $6,125,939  $5,796,182
Cost of sales, other costs and expenses              8,647,224    5,405,123   5,537,926    5,683,462   5,331,544
- ----------------------------------------------------------------------------------------------------------------
Earnings from Operations                               788,465      549,169     537,489      442,477     464,638
Other income and expenses, net                          46,997       21,144     (58,980)      34,504       7,789
- ----------------------------------------------------------------------------------------------------------------
                                                       835,462      570,313     478,509      476,981     472,427
Interest expense on debt                               110,173       57,890      57,660       41,790      43,084
- ----------------------------------------------------------------------------------------------------------------
Earnings before taxes on income and
  cumulative effect of accounting changes              725,289      512,423     420,849      435,191     429,343
Taxes on income                                        275,000      167,000     107,700      107,600     122,400
- ----------------------------------------------------------------------------------------------------------------
Earnings before Cumulative Effect
  of Accounting Changes                                450,289      345,423     313,149      327,591     306,943
  Cumulative effect of changes in accounting
    for post-retirement benefits other than pen-
    sions and for post-employment benefits            (429,432)           -           -            -           -
- ----------------------------------------------------------------------------------------------------------------
Net Earnings                                        $   20,857   $  345,423  $  313,149   $  327,591  $  306,943
================================================================================================================

Per Common Share
Net earnings (loss)
Assuming no dilution:
  Before cumulative effect of accounting changes    $     4.25   $     3.60  $     3.15   $     3.26  $     2.91
  Cumulative effect of accounting changes                (4.51)           -           -            -           -
- ----------------------------------------------------------------------------------------------------------------
                                                    $     (.26)  $     3.60  $     3.15   $     3.26  $     2.91
================================================================================================================
Assuming full dilution:
  Before cumulative effect of accounting changes    $     3.80   $     3.60  $     3.15   $     3.26  $     2.91
  Cumulative effect of accounting changes                    *            -           -            -           -
- ----------------------------------------------------------------------------------------------------------------
                                                             *   $     3.60  $     3.15   $     3.26  $     2.91
================================================================================================================
Cash Dividends                                      $     0.87   $     .795  $     0.75   $   .69375  $    .6125

*Anti-dilutive

Condensed Balance Sheet Data

Current assets                                      $2,448,240   $1,434,341  $1,627,649   $1,400,617  $1,440,605
Other noncurrent assets                                707,772      800,445     847,418      760,441     663,150
Noncurrent deferred income taxes                       206,119            -           -            -           -
Property, plant and equipment, net                   1,692,753    1,257,139   1,315,472    1,340,688   1,300,939
Cost in excess of net assets acquired                1,914,894       26,224      23,099       24,061      20,168
Other intangibles                                      775,113       81,456      94,394       84,722      80,517
- ----------------------------------------------------------------------------------------------------------------
Total                                               $7,744,891   $3,599,605  $3,908,032   $3,610,529  $3,505,379
================================================================================================================
Current liabilities-other                           $1,491,591   $  582,422  $  884,240   $  988,456  $  922,148
Current maturities of long-term debt                   318,525        3,814      74,908        5,191       4,179
Long-term debt                                       1,479,571      474,726     595,942      463,288     477,504
Post-retirement benefits                               740,630      101,978      99,281       55,253           -
Other noncurrent liabilities                           838,222      194,195     202,300      299,820     232,033
Noncurrent deferred income taxes                             -      297,254     247,458      257,558     514,555
Shareowners' equity                                  2,876,352    1,945,216   1,803,903    1,540,963   1,354,960
- ----------------------------------------------------------------------------------------------------------------
Total                                               $7,744,891   $3,599,605  $3,908,032   $3,610,529  $3,505,379
================================================================================================================
- ----------------------------------------------------------------------------------------------------------------

Martin Marietta Corporation
and Consolidated Subsidiaries

Board of Directors
- --------------------------------------------------------------------------------

Norman R. Augustine
Chairman and Chief Executive Officer,
Martin Marietta Corporation

Lamar Alexander
Baker, Worthington, Crossley, Stansberry & Woolf
(attorneys)

Marcus C. Bennett
Vice President and Chief Financial Officer,
Martin Marietta Corporation

John J. Byrne
Chairman and Chief Executive Officer,
Fund American Enterprises Holdings, Inc.
(property and casualty insurance)

A. James Clark
Chairman and President, Clark Enterprises, Inc.
(multi-unit construction company)

Edwin I. Colodny
Of Counsel, Paul, Hastings, Janofsky & Walker
(attorneys)

James L. Everett, III
Retired Chairman, Philadelphia Electric Company
(public utility)

Edward L. Hennessy, Jr.
Retired Chairman, AlliedSignal, Inc.
(diversified manufacturer)

Edward E. Hood, Jr.
Retired Vice Chairman, General Electric Company
(diversified manufacturer)

Caleb B. Hurtt
Retired President and Chief Operating Officer,
Martin Marietta Corporation

Gwendolyn S. King
Senior Vice President, Philadelphia Electric Company
(public utility)

Melvin R. Laird
Senior Counselor, The Reader's Digest Association, Inc.
(publishing)

Gordon S. Macklin
Retired Chairman, Hambrecht & Quist, Inc.
(investment banking)

Eugene F. Murphy
President and Chief Executive Officer,
GE Aircraft Engines
(diversified manufacturer)

Allen E. Murray
Chairman and Chief Executive Officer,
Mobil Corporation
(petroleum, petrochemical and plastic products)

John W. Vessey, Jr.
Retired Chairman of the Joint Chiefs of Staff

A. Thomas Young
President and Chief Operating Officer,
Martin Marietta Corporation



Audit and Ethics Committee
Mr. Macklin, Chairman.
Mrs. King, Messrs. Alexander, Everett, Hood,
Laird, Murray and Vessey.

Compensation Committee
Mr. Murray, Chairman.
Messrs. Alexander, Clark, Everett, Hennessy,
Hurtt and Murphy.

Executive Committee
Mr. Augustine, Chairman.
Messrs. Clark, Colodny, Hood, Hurtt, Laird,
Macklin, Vessey and Young.

Finance Committee
Mr. Byrne, Chairman.
Mrs. King, Messrs. Clark, Colodny, Hood, Hurtt, Macklin and Murphy.

Nominating Committee
Mr. Everett, Chairman.
Messrs. Byrne, Colodny, Hennessy,
Laird and Vessey.

Officers
- --------------------------------------------------------------------------------
Norman R. Augustine
Chairman and Chief Executive Officer

A. Thomas Young
President and Chief Operating Officer

Marcus C. Bennett
Vice President and Chief Financial Officer

Richard G. Adamson
Vice President

Joseph D. Antinucci
Vice President

Peter A. Bracken
Vice President

Michael F. Camardo
Vice President

Thomas A. Corcoran
Vice President

James B. Feller
Vice President

Clyde C. Hopkins
Vice President

Alexander L. Horvath
Vice President

Bobby F. Leonard
Vice President

William B. Lytton
Vice President

James W. McAnally
Vice President

Frank H. Menaker, Jr.
Vice President and General Counsel

Dan A. Peterson
Vice President

Robert J. Polutchko
Vice President

Michael A. Smith
Vice President

Peter B. Teets
Vice President

Robert W. Tieken
Vice President

Stephen P. Zelnak, Jr.
Vice President

Janet L. McGregor
Treasurer

Lillian M. Trippett
Secretary

Martin Marietta Corporation



Stockholder Information
- --------------------------------------------------------------------------------
Notice of Proxy
A formal notice of the Annual Meeting of stockholders of the Corporation, together with a proxy, will be mailed to each stockholder approximately four weeks prior to the meeting. Proxies will be requested by the Board of Directors at the meeting.

Form 10-K
The Corporation's Annual Report on Form 10-K, filed with the Securities and Exchange Commission, is available upon written request to the Investor Relations Office, 6801 Rockledge Drive, Bethesda, Maryland 20817.

Transfer Agent & Registrar
First Chicago Trust Company of New York
P.O. Box 2500
Jersey City, New Jersey 07303-2500
Telephone: (201)324-0137

Inquiries regarding your account records, issuance of stock certificates, distribution of dividends and IRS Form 1099 should be directed to First Chicago Trust Company of New York.

Dividend Reinvestment Plan
Martin Marietta's Dividend Reinvestment and Stock Purchase Plan offers stockholders an opportunity to purchase additional shares through automatic dividend reinvestment and/or voluntary cash investments. For more information, contact our transfer agent, First Chicago Trust Company of New York.

Listings
Chicago Stock Exchange
New York Stock Exchange
Pacific Stock Exchange
Philadelphia Stock Exchange

Ticker Symbol: ML
Newspapers: MartM or MartMar

Independent Auditors
Ernst & Young

Executive Offices
6801 Rockledge Drive
Bethesda, Maryland 20817
Telephone: (301) 897-6000

Investor Relations
Telephone: (301) 897-6303

    MARTIN MARIETTA CORPORATION AND CONSOLIDATED SUBSIDIARIES Annual Report on Form 10-K for the Year Ended December 31, 1993
      Appendix - Description of Graphic and Image Material
         (Pursuant to Rule 304(b)(2) of Regulation S-T) Contained Within the 1993 Annual Report to Shareowners


I. "Financial Highlights" (page 2)

     A.  Net Sales (Bar Graph)
               ($ Billions)
            1.  1993 - $9.4
            2.  1992 - $6.0
            3.  1991 - $6.1
            4.  1990 - $6.1
            5.  1989 - $5.8

     B.  Earnings Before Cumulative Effect of Accounting
         Changes (Bar Graph)
               ($ Millions)
            1.  1993 - $450.3
            2.  1992 - $345.4
            3.  1991 - $313.2
            4.  1990 - $327.6
            5.  1989 - $306.9

     C.  Book Value Per Common Share at Year End (Bar Graph)
               ($ Dollars)
            1.  1993 - $19.61*
            2.  1992 - $20.59
            3.  1991 - $18.21
            4.  1990 - $15.77
            5.  1989 - $13.33

               *Fully diluted book value per share of
                $22.89 is based on total shareowners' equity and assumes conversion of preferred stock and exercise of stock options.

II. "Analysis of Financial Condition and Operating Results"
     (page 56 through page 61)

     A.  Sales by Customer (Pie Charts)

            1.  1993 - DoD                        67%
                     - Commercial                 20%
                     - Other Government/Civil      7%
                     - NASA                        6%

            2.  1992 - DoD                        69%
                     - Commercial                 14%
                     - Other Government/Civil      8%
                     - NASA                        9%

     B.  Contribution to Sales (Pie Charts)

            1.  1993 - Electronics                41%
                     - Space                      36%
                     - Information                13%
                     - Materials                   5%
                     - Services                    4%
                     - Energy and Other            1%

            2.  1992 - Electronics                32%
                     - Space                      51%
                     - Information                 7%
                     - Materials                   7%
                     - Services                    1%
                     - Energy and Other            2%

     C.  Contribution to Operating Profit (Pie Charts)

            1.  1993 - Electronics                39%
                     - Space                      29%
                     - Information                15%
                     - Material                    9%
                     - Services                    3%
                     - Energy and Other            5%

            2.  1992 - Electronics                25%
                     - Space                      51%
                     - Information                 6%
                     - Materials                  10%
                     - Services          less than 1%
                     - Energy and Other            8%